WOODSIDE
AUSTRALIAN ENERGY

02049945

16 August 2002



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to Chinguetti-4-2 (Mauritania, PCS B), lodged with the Australian Stock Exchange on 13 August 2002
- Stock Exchange Release in relation to WA-33-P(5) (Firetail-1), lodged with the ASX on 13 August 2002
- Stock Exchange Release in relation to Appendix 3X - Initial Director's Interest Notice, lodged with the ASX on 13 August 2002
- Stock Exchange Release in relation to Woodside and TXU sign agreement on Otway Gas, lodged with the ASX on 14 August 2002
- Stock Exchange Release in relation to Half-Year Results for the Period Ended 30 June 2002, lodged with the ASX on 15 August 2002
- Stock Exchange Release in relation to the Investor Briefing Pack, lodged with the ASX on 15 August 2002
- Stock Exchange Release in relation to the Woodside Half-Yearly Report - 30 June 2002, lodged with the ASX on 15 August 2002

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.



Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

dlw 9/11

**WOODSIDE PETROLEUM LTD.**
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

13 August 2002

WOODSIDE
AUSTRALIAN ENERGY

**WOODSIDE PETROLEUM LTD.**
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

**Mauritania, PSC B**
**Chinguetti-4-2**

Woodside Mauritania Pty Ltd., Operator of the Mauritania PSC B Joint Venture, reports that on 13 August the Chinguetti-4-2 step-out exploration well was at a depth of 2428 metres and preparing to open the 8½ inch cored hole to 12¼ inches and drill ahead.

Since the last report, the 12¼ inch hole was drilled to the core point and 4 cores have been recovered over the interval 2385 - 2428 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Participants in the Area B PSC are as follows:

| | **Area B (Chinguetti) %** |
|---|---|
| Woodside Mauritania Pty Ltd | 35.0 (Operator) |
| AGIP Mauritania BV | 35.0 |
| Hardman Resources Ltd | 21.6 |
| Fusion Oil and Gas NL | 6.0 |
| Roc Oil (Mauritania) Company | 2.4 |

ANTHONY NIARDONE
Asst. Company Secretary

13 August 2002

WOODSIDE

AUSTRALIAN ENERGY

**WOODSIDE PETROLEUM LTD.**
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

**WA-33-P(5)**
**Firetail-1**

Woodside Petroleum Ltd., Operator of the WA-33-P(5) Joint Venture, reports that on 13th August 2002 the Firetail-1 exploration well, located in the Browse Basin, was drilling 12¼ inch hole.

Since the last report, the 17½ inch hole was drilled from 379 metres to 2066 metres and the 13⅜ inch casing and blow out preventers were run. The 12¼ inch hole was then drilled from 2066 metres to 2069 metres.

Water depth at the location is 318 metres. All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-33-P(5) is 60%. The joint venture partner is Apache Northwest Pty Limited (40%).

ANTHONY NIARDONE
Asst. Company Secretary

# Appendix 3X

## Initial Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Woodside Petroleum Ltd** |
| **ABN** | **55 004 898 962** |

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | **Boudewijn Peter Theodoor de Wit** |
| **Date of appointment** | **13 August 2002** |

### Part 1 - Director's relevant interests in securities of which the director is the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| |
|---|
| **Number & class of securities** |
| None |

+ See chapter 19 for defined terms.

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Name of holder & nature of interest<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Number & class of Securities |
|---|---|
| None | |

## Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | N/A |
| **Name of registered holder (if issued securities)** | N/A |
| **No. and class of securities to which interest relates** | N/A |

+ See chapter 19 for defined terms.

WOODSIDE

AUSTRALIAN ENERGY

# NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday, 14 August 2002
6.30pm (EST)

## WOODSIDE AND TXU SIGN AGREEMENT ON OTWAY GAS

Woodside Energy Ltd. and TXU Electricity Ltd., a subsidiary of TXU Australia, have signed a heads of agreement for the sale of Woodside's share of gas from the Geographe and Thylacine gas fields which were discovered off Victoria 14 months ago.

Woodside's Managing Director, John Akehurst, welcomed the agreement with TXU as a key step towards the commercialisation of Otway gas.

"Development of Geographe and Thylacine will provide a secure, alternative and competitive gas supply to south-eastern Australia. It is an important building block in Woodside's strategy to establish a significant gas business in eastern Australia," he said.

"As operator of the Geographe and Thylacine fields, we will now be making development proposals to the joint ventures with the intention of starting gas deliveries in 2006."

The agreement is conditional on Woodside obtaining government and joint venture approvals for the development of Geographe and Thylacine which are between 55km and 70km south of Port Campbell on the Victorian coast.

Woodside operates VicP43 (Geographe) and T30P (Thylacine) on behalf of joint ventures that include Origin Energy Resources Limited, CalEnergy Gas (Australia) Limited and Benaris International NV. Woodside has 55% of Geographe and 50% of Thylacine.

Initial estimates of combined probable scope for recovery for both fields are 0.8 trillion cubic feet of dry gas and 8 million barrels of condensate. Woodside's share is 0.41 tcf of gas and 4.1 million barrels of condensate.

In late July, the joint ventures announced the start of environmental assessment of development options for both fields under Commonwealth and Victorian legislation.

**MEDIA INQUIRIES**

**Woodside Energy Ltd.**

Rob Millhouse, Public Issues Manager

W: (08) 9348 4281 M: (0419) 588 166

**INVESTMENT INQUIRIES**

**Woodside Energy Ltd.**

Glenister Lamont

W: (08) 9348 4283 M: (0417) 541 305

WOODSIDE

AUSTRALIAN ENERGY

# NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Thursday, 15 August, 2002
10:00 hours (EST)

## WOODSIDE HALF YEAR RESULTS

Woodside reported an after tax profit of A$197.1 million for the first half of 2002, after the write down by A$92.6 million after tax of the carrying value of Woodside's 6.88% equity holding in Oil Search Limited.

This compares with the record profit of A$580.2 million for the comparable period in 2001 which included a A$185.8 million profit as a result of the divestment of equity in the Sunrise gas fields. Excluding the effect of this year's write-down and last year's asset sale, the 2002 first half profit was down 26.6% compared with the previous corresponding period. This was due principally to lower sales revenues and the impact of Petroleum Resource Rent Tax under which first payments were made in the second half of 2001.

Sales revenues were A$977 million, a drop of 17% compared with the previous corresponding period as a result of lower oil prices and 4% reduction in production volumes.

Higher oil production from the Legendre oil field helped to offset the natural decline of the Laminaria Phase 1 wells. The start-up of significant additional oil production from Laminaria Phase 2 on 10 June made only a limited contribution to the first half results but will have a major impact in the second half. Suspension of operations at BHP Billiton's DRI plant in the Pilbara region of Western Australia and a scheduled maintenance shutdown of LNG Train 1 on the North West Shelf resulted in lower gas production during the period. The timing of crude and condensate cargo liftings at the end of the reporting period resulted in a temporary increase in product inventories which is expected to normalise in the second half.

A total interim dividend of 21 cents per share fully franked will be paid on 5 September 2002 to all shareholders registered at 27 August 2002. The dividend consists of an interim dividend of 16 cents per share fully franked and a special dividend of 5 cents per share fully franked.

This compares with a total 2001 interim dividend in the previous corresponding period of 24 cents per share fully franked which comprised an interim dividend of 14 cents per share and a special dividend of 10 cents per share both fully franked. The dividend represents a payout ratio of 71% on first half reported profits and 48% on profits before the Oil Search Limited write-down. This compares to a payout ratio of 40% for the total interim dividend last year based on profits before assets sales.

**Building Woodside's Future**

Production from all facilities is expected to be higher in the second half following successful completion of planned shutdowns during the first half of North West ShelfLNG Train 1, Legendre and Laminaria facilities, the latter for the Phase 2 completion activities.

Construction of the North West Shelf's LNG Train 4 in which Woodside has a 16.67% interest is 41% complete and remains on schedule for start-up in mid 2004. Construction of the second trunkline has also begun.

In August 2002, The North West Shelf Venture was advised that it has been chosen by The People's Republic of China as the sole supplier to the country's first LNG project in the Guangdong Province. The supply is for 3+ million tonnes of LNG per year (Woodside share 16.67%) for 25 years starting around 2005-06. Woodside will now be optimising the design of facilities to supply this new contract and a final investment decision is expected with respect to a 5th LNG train by Q4 2003.

Also in August 2002, Woodside and TXU Electricity Ltd., a subsidiary of TXU Australia, signed a heads of agreement covering the sale of Woodside's share (50% and 55% respectively) of gas production from the recently discovered Thylacine and Geographe gas fields off Victoria. Design engineering for the development is progressing well and the environmental approvals process has commenced. As operator Woodside is now preparing a proposal to its co-venturers to commit to the development of the fields.

Engineering and commercial work on the world's first floating LNG development for the Greater Sunrise gas fields (Woodside interest 33.4%) in the Timor Sea is progressing well. The review of domestic demand for gas is now well advanced and an assessment of the commercial viability of large scale domestic gas supply from Sunrise via Darwin is being concluded by the joint venture partners. Once finalised, this assessment will be shared with representatives of the Northern Territory, the Australian Commonwealth and East Timorese governments with the objective of concluding the debate about the approach to the Sunrise development in October 2002.

Selection of the preferred development concept for the Enfield area in permit WA-271-P in the Carnarvon Basin offshore WA remains planned for year end pending the results of appraisal wells on Enfield and Laverda in fourth quarter. Start up remains planned for 2006. Based on a successful outcome of these appraisal wells, commitment to the milestone basis of design contract is planned for March 2003.

Construction of the Ohanet gas liquids project in Algeria in which Woodside has a 15% interest is 77% complete, on budget and schedule with production expected in fourth quarter 2003.

Following the discovery of oil offshore Mauritania in 2001, exploration drilling has re-commenced with a programme of three firm and one contingent wells (Woodside interests are 35% for two wells and 59.5% for one). The first of these wells, Chinguetti-4-2 is currently being drilled.

Woodside acquired further interest in the Gulf of Mexico in April, when it entered into agreements to participate in the exploration of up to 14 blocks in the Atwater Valley area of the Gulf of Mexico through the Neptune and Kansas farm-ins. Results of Neptune-3 (Woodside interest 20%) were promising, with the well encountering a 137 metre (450 feet) gross hydrocarbon column with about 40 metres (130 feet) of net oil pay in the target sequence and demonstrating better flow characteristics than Neptune-2.

Woodside farmed into Repsol's offshore Canary Isle Blocks 1-9 in June at a 30% interest level. The joint venture comprises Repsol (operator) 50%, Woodside 30% and the German energy company RWE-DEA AG 20%.

The exploration budget for 2002 has been increased from A$200 million to A$262 million to accommodate the higher activity levels anticipated in the Gulf of Mexico and Mauritania in the second half.

A full set of Woodside's 2002 half-year financial statements will be available on the Woodside home page (**www.woodside.com.au**) on Thursday, 15 August 2002, by 1400 hours (EST).


| **MEDIA INQUIRIES** | **INVESTMENT INQUIRIES** |
|---|---|
| **Woodside Energy Ltd.** | **Woodside Energy Ltd.** |
| Rob Millhouse, Public Issues Manager | Glenister Lamont, Investor Relations Manager |
| W: (08) 9348 4281 M: (0419) 588 166 | W: (08) 9348 4283 M: (0417) 541 305 |

*Rules 4.1, 4.3*

# Appendix 4B

## Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

| |
|---|
| Woodside Petroleum Ltd |

| ABN or equivalent company reference | Half yearly *(tick)* | Preliminary final *(tick)* | Half year/financial year ended ('current period') |
|---|---|---|---|
| 55 004 898 962 | ✓ | | 30 June 2002 |

## For announcement to the market

*Extracts from this report for announcement to the market (see note 1).*

| | | | | $A'000 |
|---|---|---|---|---|
| Revenues from ordinary activities *(item 1.1)* | down | 17.4% | to | 977,020 |
| Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*) | down | 66.0% | to | 197,070 |
| Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*) | gain (loss) of | | | Nil |
| Net profit (loss) for the period attributable to members *(item 1.11)* | down | 66.0% | to | 197,070 |

| **Dividends (distributions)** | Amount per security | Franked amount per security |
|---|---|---|
| ~~Final dividend *(Preliminary final report only - item 15.4)*~~<br>Interim dividend *(Half yearly report only - item 15.6)* | Ordinary 16¢<br>Special 5¢ | Ordinary 16¢<br>Special 5¢ |
| Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)* | Ordinary 14¢<br>Special 10¢ | Ordinary 14¢<br>Special 10¢ |

| | |
|---|---|
| +Record date for determining entitlements to the dividend,<br>(in the case of a trust, distribution) *(see item 15.2)* | 27 August 2002 |

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

**If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.**

+ See chapter 19 for defined terms.

## Condensed consolidated statement of financial performance

| | | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.1 | Revenues from ordinary activities *(see items 1.23 -1.25)* | 977,020 | 1,183,349 |
| | Cost of Sales | (456,706) | (428,006) |
| | Other revenues from ordinary activities | 35,149 | 242,447 |
| 1.2 | Expenses from ordinary activities *(see items 1.26 & 1.27)* | (206,343) | (185,034) |
| 1.3 | Borrowing costs | (31,952) | (57,565) |
| 1.4 | Share of net profits (losses) of associates and joint venture entities *(see item 16.7)* | (3,155) | (331) |
| **1.5** | **Profit (loss) from ordinary activities before tax** | **314,013** | **754,860** |
| 1.6 | Income tax on ordinary activities *(see note 4)* | (116,943) | (174,692) |
| **1.7** | **Profit (loss) from ordinary activities after tax** | **197,070** | **580,168** |
| 1.8 | Profit (loss) from extraordinary items after tax *(see item 2.5)* | - | - |
| **1.9** | **Net profit (loss)** | **197,070** | **580,168** |
| 1.10 | Net profit (loss) attributable to outside +equity interests | - | - |
| **1.11** | **Net profit (loss) for the period attributable to members** | **197,070** | **580,168** |

## Non-owner transaction changes in equity

| | | | |
|---|---|---|---|
| 1.12 | Increase (decrease) in revaluation reserves | - | - |
| 1.13 | Net exchange differences recognised in equity | - | - |
| 1.14 | Other revenue, expense and initial adjustments recognised directly in equity (attach details) | - | - |
| 1.15 | Initial adjustments from UIG transitional provisions | - | - |
| 1.16 | Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15) | - | - |
| **1.17** | **Total changes in equity not resulting from transactions with owners as owners** | - | - |

| **Earnings per security (EPS)** | | Current period | Previous corresponding period |
|---|---|---|---|
| 1.18 | Basic EPS | 29.6 | 87.0 |
| 1.19 | Diluted EPS | Same as basic EPS | Same as basic EPS |

+ See chapter 19 for defined terms.

## Notes to the condensed consolidated statement of financial performance

## Profit (loss) from ordinary activities attributable to members

| | | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.20 | Profit (loss) from ordinary activities after tax (*item 1.7*) | 197,070 | 580,168 |
| 1.21 | Less (plus) outside +equity interests | - | - |
| **1.22** | **Profit (loss) from ordinary activities after tax, attributable to members** | **197,070** | **580,168** |

## Revenue and expenses from ordinary activities

*(see note 15)*

| | | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.23 | Revenue from sales or services | 977,020 | 1,183,349 |
| 1.24 | Interest revenue | 15,565 | 13,344 |
| 1.25 | Other relevant revenue | 19,584 | 229,103 |
| 1.26 | Details of relevant expenses | See Attachment B | See Attachment B |
| 1.27 | Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)* | See Attachment B | See Attachment B |
| **Capitalised outlays** | | | |
| 1.28 | Interest costs capitalised in asset values | 6,990 | - |
| 1.29 | Outlays capitalised in intangibles (unless arising from an +acquisition of a business) | - | - |

## Consolidated retained profits

| | | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.30 | Retained profits (accumulated losses) at the beginning of the financial period | 1,763,976 | 1,321,090 |
| 1.31 | Net profit (loss) attributable to members (*item 1.11*) | 197,070 | 580,168 |
| 1.32 | Net transfers from (to) reserves *(details if material)* | - | - |
| 1.33 | Net effect of changes in accounting policies | - | - |
| 1.34 | Dividends and other equity distributions paid or payable | - | (160,000) |
| **1.35** | **Retained profits (accumulated losses) at end of financial period** | **1,961,046** | **1,741,258** |

+ See chapter 19 for defined terms.

## Intangible and extraordinary items

| | | Consolidated - current period | | | |
|---|---|---|---|---|---|
| | | Before tax $A'000 (a) | Related tax $A'000 (b) | Related outside +equity interests $A'000 (c) | Amount (after tax) attributable to members $A'000 (d) |
| 2.1 | Amortisation of goodwill | - | - | - | - |
| 2.2 | Amortisation of other intangibles | - | - | - | - |
| **2.3** | **Total amortisation of intangibles** | - | - | - | - |
| 2.4 | Extraordinary items (details) | - | - | - | - |
| **2.5** | **Total extraordinary items** | - | - | - | - |

## Comparison of half year profits

*(Preliminary final report only)*

| | | Current year - $A'000 | Previous year - $A'000 |
|---|---|---|---|
| 3.1 | Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report) | N/a | N/a |
| 3.2 | Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year | N/a | N/a |

+ See chapter 19 for defined terms.

| Condensed consolidated statement of financial position | | At end of current period $A'000 | As shown in last annual report $A'000 | As in last half yearly report $A'000 |
|---|---|---|---|---|
| | **Current assets** | | | |
| 4.1 | Cash | 86,700 | 160,556 | 94,092 |
| 4.2 | Receivables | 315,060 | 426,990 | 550,794 |
| 4.3 | Investments | 115,786 | 172,564 | 473,281 |
| 4.4 | Inventories | 45,557 | 34,963 | 31,598 |
| 4.5 | Tax assets | - | - | - |
| 4.6 | Other (provide details if material) | 27,658 | 41,556 | 49,553 |
| **4.7** | **Total current assets** | **590,761** | **836,629** | **1,199,318** |
| | **Non-current assets** | | | |
| 4.8 | Receivables | 375,643 | 351,317 | 343,175 |
| 4.9 | Investments (equity accounted) | 28,117 | 33,023 | 20,220 |
| 4.10 | Other investments | 184,342 | 311,361 | 380,838 |
| 4.11 | Inventories | 8,199 | 4,365 | 3,756 |
| 4.12 | Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)* | 1,508,605 | 1,467,508 | 1,441,755 |
| 4.13 | Development properties (+mining entities) | - | - | - |
| 4.14 | Other property, plant and equipment (net) | 2,627,823 | 2,584,486 | 2,499,724 |
| 4.15 | Intangibles (net) | - | - | - |
| 4.16 | Tax assets | 401 | 402 | 323 |
| 4.17 | Other (provide details if material) | 352,510 | 525,775 | 534,539 |
| **4.18** | **Total non-current assets** | **5,085,640** | **5,278,237** | **5,224,330** |
| **4.19** | **Total assets** | **5,676,401** | **6,114,866** | **6,423,648** |
| | **Current liabilities** | | | |
| 4.20 | Payables | 257,585 | 354,941 | 227,634 |
| 4.21 | Interest bearing liabilities | - | - | 484,765 |
| 4.22 | Tax liabilities | 71,279 | 94,658 | 31,804 |
| 4.23 | Provisions exc. tax liabilities | 60,990 | 360,394 | 219,495 |
| 4.24 | Other (provide details if material) | 123,153 | 204,602 | 520,175 |
| **4.25** | **Total current liabilities** | **513,007** | **1,014,595** | **1,483,873** |
| | **Non-current liabilities** | | | |
| 4.26 | Payables | - | - | - |
| 4.27 | Interest bearing liabilities | 1,571,328 | 1,662,104 | 1,385,041 |
| 4.28 | Tax liabilities | 629,116 | 645,065 | 696,548 |
| 4.29 | Provisions exc. tax liabilities | 108,754 | 98,423 | 86,343 |
| 4.30 | Other (provide details if material) | 102,952 | 140,505 | 240,387 |
| **4.31** | **Total non-current liabilities** | **2,142,150** | **2,546,097** | **2,408,319** |
| **4.32** | **Total liabilities** | **2,925,157** | **3,560,692** | **3,892,192** |
| **4.33** | **Net assets** | 2,751,244 | 2,554,174 | 2,531,456 |

+ See chapter 19 for defined terms.

## Condensed consolidated statement of financial position continued

| | | | | |
|---|---|---|---|---|
| | **Equity** | | | |
| 4.34 | Capital/contributed equity | 708,291 | 708,291 | 708,291 |
| 4.35 | Reserves | 81,907 | 81,907 | 81,907 |
| 4.36 | Retained profits (accumulated losses) | 1,961,046 | 1,763,976 | 1,741,258 |
| **4.37** | **Equity attributable to members of the parent entity** | **2,751,244** | **2,554,174** | **2,531,456** |
| 4.38 | Outside +equity interests in controlled entities | - | - | - |
| **4.39** | **Total equity** | **2,751,244** | **2,554,174** | **2,531,456** |
| 4.40 | Preference capital included as part of 4.37 | - | - | - |

# Notes to the condensed consolidated statement of financial position

## Exploration and evaluation expenditure capitalised

*(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)*

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 5.1 | Opening balance | 1,467,508 | 1,309,752 |
| 5.2 | Expenditure incurred during current period | 120,840 | 240,249 |
| 5.3 | Expenditure written off during current period | (79,743) | (70,600) |
| 5.4 | Acquisitions, disposals, revaluation increments, etc. | - | (37,646) |
| 5.5 | Expenditure transferred to Development Properties | - | - |
| **5.6** | **Closing balance as shown in the consolidated balance sheet** *(item 4.12)* | **1,508,605** | **1,441,755** |

## Development properties

*(To be completed only by entities with mining interests if amounts are material)*

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 6.1 | Opening balance | - | - |
| 6.2 | Expenditure incurred during current period | - | - |
| 6.3 | Expenditure transferred from exploration and evaluation | - | - |
| 6.4 | Expenditure written off during current period | - | - |
| 6.5 | Acquisitions, disposals, revaluation increments, etc. | - | - |
| 6.6 | Expenditure transferred to mine properties | - | - |
| **6.7** | **Closing balance as shown in the consolidated balance sheet** *(item 4.13)* | - | - |

+ See chapter 19 for defined terms.

# Condensed consolidated statement of cash flows

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| | **Cash flows related to operating activities** | | |
| 7.1 | Receipts from customers | 1,074,607 | 1,256,715 |
| 7.2 | Payments to suppliers and employees | (198,102) | (330,966) |
| 7.3 | Dividends received from associates | - | - |
| 7.4 | Other dividends received | 9,169 | 9,786 |
| 7.5 | Interest and other items of similar nature received | 3,806 | 7,054 |
| 7.6 | Interest and other costs of finance paid | (36,571) | (56,297) |
| 7.7 | Income taxes paid | (155,578) | (248,563) |
| 7.8 | Other (provide details if material) | | |
| | - Royalty, excise and PRRT payments | (193,338) | (373,273) |
| | - Management and other fees | 22,732 | 9,926 |
| **7.9** | **Net operating cash flows** | **526,725** | **274,382** |
| | **Cash flows related to investing activities** | | |
| 7.10 | Payment for purchases of property, plant and equipment | (194,006) | (95,877) |
| 7.11 | Proceeds from sale of property, plant and equipment | 1,513 | 275 |
| 7.12 | Payment for purchases of equity investments | 1,750 | (1,150) |
| 7.13 | Proceeds from sale of equity investments | - | - |
| 7.14 | Loans to other entities | (950) | (1,000) |
| 7.15 | Loans repaid by other entities | - | - |
| 7.16 | Other (provide details if material) | | |
| | - Payments for exploration, evaluation and development | (142,779) | (278,653) |
| | - Loans for employee share plan | (34,801) | (20,571) |
| **7.17** | **Net investing cash flows** | **(369,273)** | **(369,976)** |
| | **Cash flows related to financing activities** | | |
| 7.18 | Proceeds from issues of +securities (shares, options, etc.) | - | - |
| 7.19 | Proceeds from borrowings | 273,327 | 900,590 |
| 7.20 | Repayment of borrowings | (198,489) | (577,007) |
| 7.21 | Dividends paid | (306,667) | (400,000) |
| 7.22 | Other (provide details if material) | - | - |
| **7.23** | **Net financing cash flows** | **(231,829)** | **(76,417)** |
| 7.24 | **Net increase (decrease) in cash held** | **(74,377)** | **(199,011)** |
| 7.25 | Cash at beginning of period *(see Reconciliation of cash)* | 160,556 | 275,035 |
| 7.26 | Exchange rate adjustments to item 7.25. | 521 | 18,068 |
| **7.27** | **Cash at end of period** *(see Reconciliation of cash)* | **86,700** | **94,092** |

+ See chapter 19 for defined terms.

## Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *( If an amount is quantified, show comparative amount.)*

| |
|---|
| Nil |

## Reconciliation of cash

| Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|
| 8.1 Cash on hand and at bank | 8,282 | 9,520 |
| 8.2 Deposits at call | 78,418 | 84,572 |
| 8.3 Bank overdraft | - | - |
| 8.4 Other (provide details) | - | - |
| **8.5 Total cash at end of period** *(item 7.27)* | **86,700** | **94,092** |

## Other notes to the condensed financial statements

| **Ratios** | Current period | Previous corresponding period |
|---|---|---|
| 9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*) | 32.14% | 63.79% |
| 9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*) | 7.16% | 22.71% |

## Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

| | |
|---|---|
| Basic EPS (Diluted EPS is identical to Basic EPS) | 29.6¢ per share |
| Weighted average number of ordinary shares on issue | 666,666,667 |

| **NTA backing** *(see note 7)* | Current period | Previous corresponding Period |
|---|---|---|
| 11.1 Net tangible asset backing per +ordinary security | N/a | N/a |

+ See chapter 19 for defined terms.

## Discontinuing Operations

*(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)*

12.1 Discontinuing Operations

N/a

## Control gained over entities having material effect

| | | |
|---|---|---|
| 13.1 | Name of entity (or group of entities) | N/a |
| 13.2 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired | N/a |
| 13.3 | Date from which such profit has been calculated | N/a |
| 13.4 | Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period | N/a |

## Loss of control of entities having material effect

| | | |
|---|---|---|
| 14.1 | Name of entity (or group of entities) | N/a |
| 14.2 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control | N/a |
| 14.3 | Date to which the profit (loss) in item 14.2 has been calculated | N/a |
| 14.4 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period | N/a |
| 14.5 | Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control | N/a |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 15.12 | Other equity instruments *(each class separately)* | - | - |
| **15.13** | **Total** | 140,000 | 160,000 |

The +dividend or distribution plans shown below are in operation.

N/a

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/a

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/a

## Details of aggregate share of profits (losses) of associates and joint venture entities

| | **Group's share of associates' and joint venture entities':** | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 16.1 | Profit (loss) from ordinary activities before tax | (3,155) | (331) |
| 16.2 | Income tax on ordinary activities | - | - |
| **16.3** | **Profit (loss) from ordinary activities after tax** | (3,155) | (331) |
| 16.4 | Extraordinary items net of tax | - | - |
| **16.5** | **Net profit (loss)** | (3,155) | (331) |
| 16.6 | Adjustments | - | - |
| **16.7** | **Share of net profit (loss) of associates and joint venture entities** | (3,155) | (331) |

+ See chapter 19 for defined terms.

## Dividends (in the case of a trust, distributions)

| | | |
|---|---|---|
| 15.1 | Date the dividend (distribution) is payable | 5 September 2002 |
| 15.2 | +Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved) | 27 August 2002 |
| 15.3 | If it is a final dividend, has it been declared? *(Preliminary final report only)* | N/a |

## Amount per security

| | | Amount per security | Franked amount per security at % tax (see note 4) | Amount per security of foreign source dividend |
|---|---|---|---|---|
| | *(Preliminary final report only)* | | | |
| **15.4** | **Final dividend:** Current year | N/a | N/a | N/a |
| 15.5 | Previous year | N/a | N/a | N/a |
| | *(Half yearly and preliminary final reports)* | | | |
| **15.6** | **Interim dividend:** Current year | Ordinary 16¢<br>Special 5¢ | Ordinary 16¢<br>Special 5¢ | -¢ |
| 15.7 | Previous year | Ordinary 14¢<br>Special 10¢ | Ordinary 14¢<br>Special 10¢ | -¢ |

## Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

| | | Current year | Previous year |
|---|---|---|---|
| 15.8 | +Ordinary securities | N/a | N/a |
| 15.9 | Preference +securities | N/a | N/a |

## Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 15.10 | +Ordinary securities *(each class separately)* | 140,000 | 160,000 |
| 15.11 | Preference +securities *(each class separately)* | - | - |

+ See chapter 19 for defined terms.

## Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

| *Name of entity* | Percentage of ownership interest held at end of period or date of disposal | | Contribution to net profit (loss) (*item 1.9*) | |
|---|---|---|---|---|
| | Current period | Previous corresponding period | Current period $A'000 | Previous corresponding period - $A'000 |
| **17.1 Equity accounted associates and joint venture entities** | N/a | N/a | N/a | N/a |
| **17.2 Total** | N/a | N/a | N/a | N/a |
| 17.3 Other material interests | N/a | N/a | N/a | N/a |
| **17.4 Total** | N/a | N/a | N/a | N/a |

+ See chapter 19 for defined terms.

## Issued and quoted securities at end of current period

*(Description must include rate of interest and any redemption or conversion rights together with prices and dates)*

| | Category of +securities | Total number | Number quoted | Issue price per security (see note 14) (cents) | Amount paid up per security (see note 14) (cents) |
|---|---|---|---|---|---|
| **18.1** | **Preference +securities** *(description)* | - | - | - | - |
| 18.2 | Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions | - | - | - | - |
| **18.3** | **+Ordinary securities** | 666,666,667 | 666,666,667 | - | - |
| 18.4 | Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks | - | - | - | - |
| **18.5** | **+Convertible debt securities** *(description and conversion factor)* | - | - | - | - |
| 18.6 | Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted | - | - | - | - |
| **18.7** | **Options** *(description and conversion factor)* | - | - | *Exercise price* | *Expiry date (if any)* |
| 18.8 | Issued during current period | - | - | - | - |
| 18.9 | Exercised during current period | - | - | - | - |
| 18.10 | Expired during current period | - | - | - | - |
| **18.11** | **Debentures** *(description)* | - | - | | |
| 18.12 | Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted | | | | |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| **18.13** | **Unsecured notes**<br>*(description)* | - | - |
| 18.14 | Changes during current period<br>(a) Increases through issues<br>(b) Decreases through securities matured, converted | | |

## Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

## Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

### Basis of financial report preparation

*19.1* *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

+ See chapter 19 for defined terms.

Woodside reported an after tax profit of A$197.1 million for the first half of 2002, after the write down by A$92.6 million after tax of the carrying value of Woodside's 6.88% equity holding in Oil Search Limited.

This compares with the record profit of A$580.2 million for the comparable period in 2001 which included a A$185.8 million profit as a result of the divestment of equity in the Sunrise gas fields. Excluding the effect of this year's write-down and last year's asset sale, the 2002 first half profit was down 26.6% compared with the previous corresponding period. This was due principally to lower sales revenues and the impact of Petroleum Resource Rent Tax under which first payments were made in the second half of 2001.

Sales revenues were A$977 million, a drop of 17% compared with the previous corresponding period as a result of lower in oil prices and 4% reduction in production volumes.

Higher oil production from the Legendre oil field helped to offset the natural decline of the Laminaria Phase 1 wells. The start-up of significant additional oil production from Laminaria Phase 2 on 10 June made only a limited contribution to the first half results but will have a major impact in the second half. Suspension of operations at BHP Billiton's DRI plant in the Pilbara region of Western Australia and a scheduled maintenance shutdown of LNG Train 1 on the North West Shelf resulted in lower gas production during the period. The timing of crude and condensate cargo liftings at the end of the reporting period resulted in a temporary increase in product inventories which is expected to normalise in the second half.

At June 30, net debt for Woodside was US$840.9 million down by US$56.6 million from the previous corresponding period. The gearing ratio decreased to 35% compared with 41% for the corresponding period last year.

A total interim dividend of 21 cents per share fully franked will be paid on 5 September 2002 to all shareholders registered at 27 August 2002. The dividend consists of an interim dividend of 16 cents per share fully franked and a special dividend of 5 cents per share fully franked. This compares with a total 2001 interim dividend in the previous corresponding period of 24 cents per share fully franked which comprised an interim dividend of 14 cents per share and a special dividend of 10 cents per share both fully franked. The dividend represents a payout ratio of 71% on first half reported profits and 48% on profits before the Oil Search Limited write-down. This compares to a payout ratio of 40% for the total interim dividend last year based on profits before assets sales.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

(a) Dividends

On 15 August 2002 Woodside declared an interim dividend of 16 cents per share fully franked (2001: 14 cents fully franked) and a Special Interim dividend of 5 cents per share fully franked (2001: 10 cents fully franked). These dividends will be payable to shareholders registered on 27 August 2002 and will be paid on 5 September 2002.

(b) Pulse/Edgecap

On 2 July 2002, Woodside, together with the other shareholders of Pulse Energy Pty Ltd and EdgeCap Pty Ltd, announced the sale of Pulse Energy and EdgeCap to AGL. After Pulse's repayment of external financing, the amount received by Woodside from the sale of its interests in Pulse and EdgeCap is not materially different from the book value of those investments.

(c) China LNG Contract

In August 2002, the North West Shelf Venture was advised that it was chosen by The People's Republic of China as the sole supplier to the country's first LNG project in the Guangdong Province. The supply is for 3+ million tonnes of LNG per year (Woodside share 16.67%) for 25 years starting around 2005-06. Woodside will now be optimising the design of facilities to supply this new contract and a final investment decision is expected with respect to a 5th LNG train by Q4 2003.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Franking credits available (@30%), after the payment of income tax in relation to the current period and the 2002 interim dividend, amount to ($A'000) $786,234. It is expected that dividends paid in the next year will be fully franked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Other than indicated below the accounting policies adopted are consistent with those of the preceding year.

The Economic Entity has elected to early adopt Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets". The only impact of this is that provisions for dividends payable are recognised in the period they are publicly declared. See Notes 23 and 36(a) of the financial report.

The Economic Entity has adopted the revised Accounting Standard AASB 1027 "Earnings per Share". See Note 3(e) of the financial report.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/a

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

+ See chapter 19 for defined terms.

Since the last annual reporting date, the following contingent liabilities have changed.

(a) The Economic Entity has guarantees of $4,000,000 (December 2001: $3,500,000) in place in relation to workers' compensation.

(b) In accordance with the terms and conditions of the employee share plan, loans to employees are non-recourse. The Economic Entity is therefore potentially exposed to losses on termination of employees dependent upon the market value of the shares at that time. The total exposure as at 30 June 2002 based on the market price of Woodside Petroleum Ltd. shares of $13.15 (December 2001: $13.39) is $5.80 million (December 2001: $3.64 million). On the assumption of normal employee turnover the exposure in the coming year would be $0.29 million (December 2001: $0.18).

There have been no other changes to contingent liabilities and contingent assets.

## Additional disclosure for trusts

| | | |
|---|---|---|
| 20.1 | Number of units held by the management company or responsible entity or their related parties. | N/a |
| 20.2 | A statement of the fees and commissions payable to the management company or responsible entity.<br><br>Identify:<br>• initial service charges<br>• management fees<br>• other fees | N/a |

## Annual meeting

*(Preliminary final report only)*

The annual meeting will be held as follows:

| | |
|---|---|
| Place | N/a |
| Date | N/a |
| Time | N/a |
| Approximate date the +annual report will be available | N/a |

## Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

+ See chapter 19 for defined terms.

Identify other standards used | N/a

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
*(Tick one)*

☐ The +accounts have been audited.

☑ The +accounts have been subject to review.

☐ The +accounts are in the process of being audited or subject to review.

☐ The +accounts have *not* yet been audited or reviewed.

5 There are no audit qualifications on the 30 June 2002 financial statements.

6 The entity has a formally constituted audit committee.

Sign here: ............................................ (Director/Company Secretary) Date: 15 · 8 · 2002

Print name: Karen Lange

## Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

+ See chapter 19 for defined terms.

3. **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

**Format** The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

**Basis of revaluation** If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If

+ See chapter 19 for defined terms.

an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

**12.** **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

**15** **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 10*18 must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

**Relevant Items** *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

+ See chapter 19 for defined terms.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

# Attachment A

## Segment Reporting

### (a) Business Segments

The consolidated entity has the following reportable segments.

**North West Shelf Ventures**
Exploration, evaluation, development, (LNG, Domgas, Condensate, LPG and Crude Oil) from the North West Shelf Venture

**Australian Oil**
Exploration, evaluation, development, production and sale of crude oil, in assigned permit areas and from the Laminaria and Legendre developments

**Group and Unallocated**
This segment comprises the activities undertaken by all other business units and corporate costs

### (b) Geographical Segments

The consolidated entity's divisions operate in two main geographical segments

**Australia**
The main operating activities of the entity, producing assets and a significant portion of sales are within Australia.

**Asia**
The majority of the entity's sales are made to customers within this region

**Other**
Exploration, evaluation and development activities outside of Australia ie. Mauritania, Senegal, Algeria and Gulf of Mexico. It also reflects sales to customers in the US.

## Segment accounting policies

Segment accounting policies are the same as the consolidated entity's policies.

+ See chapter 19 for defined terms.

## SEGMENT REPORTING (Continued)

### Primary Reporting - Business Segments

| | North West Shelf Ventures | | Australian Oil | | Group and Unallocated | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | 2002 $000 | 2001 $000 | 2002 $000 | 2001 $000 | 2002 $000 | 2001 $000 | 2002 $000 | 2001 $000 |
| **Revenue** | | | | | | | | |
| Revenue from oil & gas operations | 643,100 | 694,903 | 333,920 | 488,446 | - | - | 977,020 | 1,183,349 |
| **Cost of Sales** | | | | | | | | |
| Production costs | (61,729) | (47,938) | (22,848) | (26,566) | - | - | (84,577) | (74,504) |
| Royalties, Excise and PRRT | (85,578) | (117,646) | (77,799) | (818) | - | - | (163,377) | (118,464) |
| Shipping and marketing | (48,045) | (45,897) | (1,343) | (3,678) | - | - | (49,388) | (49,575) |
| Depreciation and amortisation | (56,964) | (78,133) | (93,845) | (96,731) | - | - | (150,809) | (174,864) |
| Restoration provision | (6,123) | (6,988) | (2,432) | (3,611) | - | - | (8,555) | (10,599) |
| Total cost of sales | (258,439) | (296,602) | (198,267) | (131,404) | - | - | (456,706) | (428,006) |
| **Gross Profit** | 384,661 | 398,301 | 135,653 | 357,042 | - | - | 520,314 | 755,343 |
| Other revenue | 1,569 | 248 | 3,499 | 6,028 | 30,081 | 236,171 | 35,149 | 242,447 |
| Share of net profit of equity accounted associates | - | - | - | - | (3,155) | (331) | (3,155) | (331) |
| Borrowing costs expensed | - | - | - | - | (31,952) | (57,565) | (31,952) | (57,565) |
| Other expenses from ordinary activities | (3,714) | (24,026) | 187 | (5,894) | (202,816) | (155,114) | (206,343) | (185,034) |
| **Segment result** | 382,516 | 374,523 | 139,339 | 357,176 | (207,842) | 23,161 | 314,013 | 754,860 |
| Income tax expense | | | | | | | (116,943) | (174,692) |
| **Net profit** | | | | | | | 197,070 | 580,168 |
| **Segment Assets** | 2,610,824 | 2,940,350 | 1,063,769 | 1,528,390 | 2,001,808 | 1,954,908 | 5,676,401 | 6,423,648 |
| ***Segment Liabilities*** | 312,938 | 533,257 | 233,160 | 292,107 | 2,379,059 | 3,066,828 | 2,925,157 | 3,892,192 |
| **Other segment information** | | | | | | | | |
| Associates & other investments | - | - | - | - | 137,564 | 183,997 | 137,564 | 183,997 |
| Acquisition of property, plant and equipment, intangible assets and other non-current assets (excluding exploration) | 57,887 | 46,931 | 68,095 | 50,551 | 70,791 | 89,823 | 196,773 | 187,305 |
| Non-cash expenses other than depreciation and amortisation | 67,435 | 94,182 | 102,737 | 42,170 | 178,765 | 173,352 | 348,937 | 309,704 |

### Secondary Reporting – Geographical Segments

| | Australia | | Asia | | Other | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | 2002 $000 | 2001 $000 | 2002 $000 | 2001 $000 | 2002 $000 | 2001 $000 | 2002 $000 | 2001 $000 |
| **Segment Revenue** | 171,975 | 229,550 | 701,251 | 915,477 | 103,794 | 38,322 | 977,020 | 1,183,349 |
| **Segment Assets** | 4,804,765 | 5,512,352 | 228,713 | 508,015 | 642,923 | 403,281 | 5,676,401 | 6,423,648 |
| **Other Segment Information** | | | | | | | | |
| Acquisition of property, plant and equipment, intangible assets and other non-current assets | 145,889 | 127,508 | - | - | 50,883 | 59,797 | 196,772 | 187,305 |

+ See chapter 19 for defined terms.

## Attachment B

| | | Current Period $A'000 | Previous corresponding Period $A'000 |
|---|---|---|---|
| (a) | **Cost of sales** | | |
| | Cost of Production | | |
| | Production costs | (90,031) | (75,134) |
| | Royalty and excise | (90,822) | (118,464) |
| | Petroleum Resource Rent Tax | (72,555) | - |
| | Third party gas purchases | (2,914) | - |
| | Insurance | (13,017) | (3,802) |
| | Product inventory movement | 21,385 | 4,432 |
| | | (247,954) | (192,968) |
| | Shipping and Marketing Costs | | |
| | LNG shipping | (44,182) | (43,184) |
| | Other liquids shipping | (1,101) | (3,031) |
| | Marketing | (4,105) | (3,360) |
| | | (49,388) | (49,575) |
| | Depreciation | | |
| | Land and buildings | (5,260) | (5,188) |
| | Plant and equipment | (92,737) | (111,211) |
| | Marine vessels and carriers | (749) | (6,004) |
| | | (98,746) | (122,403) |
| | Amortisation | | |
| | Exploration, evaluation and development | (52,063) | (52,461) |
| | Provision for restoration of operating locations | (8,555) | (10,599) |
| | Total cost of sales | **(456,706)** | **(428,006)** |
| (b) | **Borrowing costs** | | |
| | Interest expense | (37,840) | (56,373) |
| | Borrowing costs (interest) capitalised | 6,990 | - |
| | Other debt servicing costs | (625) | (805) |
| | Amortisation of debt establishment costs | (477) | (387) |
| | | **(31,952)** | **(57,565)** |
| (c) | **Other expenses from ordinary activities** | | |
| | Exploration incurred and expensed in current year | (27,680) | (18,139) |
| | Corporate | | |
| | Administration | (12,209) | (8,028) |
| | Depreciation – land & buildings | (14) | (8) |
| | Depreciation – plant & equipment | (5,163) | (3,521) |
| | | (17,386) | (11,557) |
| | New business development | (26,660) | (10,308) |
| | Takeover response (including internal costs) | - | (21,080) |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| Other costs | | |
| Diminution in value of investments | (92,560) | - |
| Exchange fluctuations | | |
| cash balances | 521 | 18,068 |
| other items (including fx hedges) | (30,135) | (73,629) |
| | (29,614) | (55,561) |
| Financial instruments no longer specific hedges | 116 | (25,286) |
| Written down value of assets sold (see Note 4) | | |
| Exploration, evaluation & development | - | (37,646) |
| Property, plant and equipment | (3,222) | (390) |
| Other | (9,337) | (5,067) |
| | (134,617) | (123,950) |
| **Total other expenses from ordinary activities** | **(206,343)** | **(185,034)** |

+ See chapter 19 for defined terms.

# Woodside Petroleum Ltd.

## 2002 Half Year Results

## August, 2002

# Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

# 2002 Half Year Performance Summary

- First half revenue and profit impacted by lower sales and write down of Oil Search (OSH) holding
  - Sales revenue $977million (down 17%) due to lower oil prices and lower production volumes
  - Oil Search write down was $92.6 million after tax
  - PRRT of $72.5 million for the half, will be continuing impost on profits
  - Profit after tax of $197.1 million. Excluding the 2001 asset sale and the 2002 OHS write down, profit for the first half was down by 27%
- Dividend of 21c represents a payout ratio of 71% of reported profits and 48% before OSH write down
- Debt at the end of the period was US$890 million and gearing 35%

# 2002 First Half Operations Summary

- North West Shelf LNG production impacted by planned maintenance shut down
- Domestic gas lower due to DRI plant closure
- Condensate production benefited from condensate rich Echo/Yodel fields
- Production from Laminaria/Corallina Phase 1 ahead of plan but natural reservoir decline resulted in lower production
- Laminaria Phase 2 commissioned and will significantly increase production in second half
- Legendre production constrained by gas injection well performance but measures introduced in June lifted production by 5,000 bbl/day to 35,000 bbl/day

# 2002 First Half Result - Variance to 2001 First Half



A$M
Excluding asset sales and Oil Search write down
Figures after tax
450
400
350
300
250
200
150
100
394
18
19
18
29
290
2001 H1
Revenue (Price)
Revenue (Volume)
PRRT
Depn, Amt & Restor
Royalties & Excise
FX Hedging
Other
2002 H1

# Production First Half 2002 versus First Half 2001

| Production | 1H 2002 | 1H 2001 | % VAR |
|---|---|---|---|
| Domestic Gas (Tj/d) | 245 | 260 | (6) |
| LNG (k tonnes) | 592 | 611 | (3) |
| Condensate (MMbbl) | 5 | 4 | 12 |
| LPG (k tonnes) | 68 | 62 | 10 |
| Oil (MMbbl) | | | |
| ▸ Cossack | 4 | 4 | 5 |
| ▸ Laminaria | 8 | 11 | (31) |
| ▸ Legendre | 2.7 | 0.5 | 509 |
| TOTAL MBOE (Production) | 31 | 32 | (4) |
| TOTAL MBOE (Sales) | 30 | 31 | (4) |

(1) Domgas lower due to BHPB-DRI shutdown and maintenance on LNG Train 1
(2) Condensate production up due to increased production from condensate rich Echo/Yodel Field
(3) Laminaria declining but should increase with the commencement of Phase 2 production in June 2002
(4) Legendre only commenced production in April 2001

# Revenue First Half 2002 versus First Half 2001

| Revenue (A$M) | 1H 2002 | 1H 2001 | %VAR |
|---|---|---|---|
| Domestic Gas/LNG | 292 | 327 | (11) |
| Condensate | 166 | 174 | (5) |
| LPG | 14 | 21 | (36) |
| Oil | | | |
| ‣ Cossack | 146 | 147 | (1) |
| ‣ Laminaria | 241 | 473 | (49) |
| ‣ Legendre | 92 | 15 | 510 |
| LNG Ship Charter | <u>24</u> | <u>25</u> | (8) |
| TOTAL REVENUE | 977 | 1,183 | (17) |
| Oil Price WTI (US$/bbl) | 24.02 | 28.32 | (15) |

# Balanced Capital Structure

| | 1997 | 1998 | 1999 | 2000 | 2001 | 1H02 |
|---|---|---|---|---|---|---|
| **Gearing (%)** (1) | 42.0 | 48.9 | 50.0 | 34.5 | 37.0 | 35.0 |
| **Debt/BOE (A$)** (2) | 1.20 | 1.75 | 2.06 | 1.54 | 1.80 | 1.76 |
| **EBITDA / Interest** (3) | 9.1x | 10.5x | 11.0x | 15.3x | 17.9x | 12.5x |

(1) Based on Net Debt/(Net Debt + Shareholders Equity)
(2) Based on proved reserves
(3) Based on gross interest expense before deduction of capitalised interest

# 2002 Half Year Dividend



A$ per share
0.08
0.12
0.09
0.14
0.10
0.16
0.12
0.10
0.18
0.42
0.14
0.10
0.20
0.26
0.16
0.05
1997
1998
1999
2000
2001
2002
interim
special interim
final
special final

# Commodity and Foreign Exchange Hedging

- Woodside enters into hedge arrangements only to ensure that its net cash flows are sufficient to:
  - meet all its commitments as and when they fall due;
  - maintain the capacity to fund its forecast project developments and exploration strategy;
  - earn a net profit after tax sufficient to pay a reasonable dividend; and
  - sustain a gearing ratio consistent with an investment grade credit rating.
- Woodside's hedging requirements at any time are determined through continuous monitoring and stress testing of the current and forecast financial position
- Based on such analysis the Company has not undertaken any oil price hedging since March 2001 or foreign exchange hedging since October 2001

# Platforms for Growth

- Woodside is an E&P company committed to growth
- Build the core Australian business
  - Run our existing assets in Australia extremely well
  - Develop the full reserve potential of the NW Shelf through LNG Trains 4 and 5
  - Commercialise discovered gas in Australia (Sunrise, Brecknock, Otway, Blacktip)
  - Develop Enfield area oil discoveries
  - Maintain a world-class exploration group
  - Develop the performance of our people

# International Growth Portfolio

- Build the international growth portfolio
  - Growth from exploration and acquisitions will have an international focus
  - Intend to concentrate on selected regions
    - Gulf of Mexico
      - Attractive fiscal regime and markets
      - Have developed regional knowledge and data base
      - Farm-outs by overcommitted majors provide opportunities
    - North West Africa/Canary Islands
      - Under explored areas provide potential for significant finds
      - Fully test Mauritania's exciting prospectivity
    - North Africa
      - Complete the Ohanet project
      - Identify further attractive investment opportunities in the region
    - Look for a small number of other focus areas

# Exploration - 2002 Program

## 2002 exploration budget increased from A$200M to A$262M

59% overseas/
41% Australia


GOM
3
Aust Oil
9
Mauritania
3
Aust Gas
2
Evaluation
A$65m
Drilling
A$140m
Seismic
A$57m

Wells increased from 12 to 17

Seismic Acquisition:

- Gulf of Mexico
- Mauritania
- Australia
- Algeria
- Canary Islands

# Portfolio Management and Acquisition Strategy

- High grade our investment and opportunity portfolio
  - We have strict evaluation criteria for all investments, including exploration, that focus on value creation
  - Opportunities are ranked on a portfolio basis utilising capital efficiency hurdles and expected monetary values
- Continue to screen acquisition opportunities
  - Acquisitions to create additional value by enhancing exploration presence in existing areas or providing other capabilities
  - A new entity will generally need to provide additional resources and skills
  - Woodside is very selective and number of opportunities will be small

# Production Growth Projections



Actual
Projection
Growth from New Exploration
Committed Growth
Uncommitted Growth
MMBoe
NWSV
Laminaria
Legendre
Train 4
Train 5
Ohanet
Otway
Sunrise FLNG
Enfield / Vincent
Exploration

# Woodside - Ability to Grow

## Reference Scenario - Projected cumulative funds available for reinvestment *



A$Bn
4
3
2
1
0
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
Projected Funds Available ( A$Bn@50% gearing)
Gearing (%)


* Note: Company capacity to fund new investment after meeting all existing commitments while not exceeding gearing of 50%. The Company position after funding existing business and ongoing exploration at current rates, and NWS Trains 4 and 5, Sunrise, and Enfield Area. Projection based on following oil price assumptions 2002 - 2006 US$23.00 (avg). US$/A$ Exchange rate = $0.55 in 2002 and $0.57 2003 - 2006

* Assumes maintained dividend payout ratio

# China LNG

- NWSV selected as final supplier to the Guangdong LNG Project, Phase 1
- The Guangdong province achieved 10-15% growth per year over the last 10-15 years
- Supply is for 3+ million tonnes per year of LNG for 25 years - approx 4.3 trillion standard cubic feet of gas reserves
- CNOOC is expected to take equity in the upstream joint venture
- 2005-06 delivery of first gas
- LNG Trains 4 and 5 are expected to double the NWSV LNG production to over 15 mtpa
- Final Investment Decision for Train 5 is planned for Q4 2003

# North West Shelf 4th Train

- Construction of the A$1.6 billion LNG Train 4 is 41% complete and on track for start in mid 2004. Current cost estimate for completion is 2% over budget.
- More than A$1 billion in contracts, A$652 million to Australian companies, has already been awarded for construction, engineering, materials and equipment
- Construction began on the A$800 million second trunkline

# Otway Gas Project

- Thylacine and Geographe have combined Scope for Recovery Volumes of 0.8 tcf raw gas and 9 million bbl condensate
- Woodside is seeking customers to sign a heads of agreement covering the sale of Woodside's share of gas from Thylacine and Geographe fields
- Development Activity
  - Feasibility studies of a variety of subsea and platform development options ongoing
  - Selection of development concept planned for Q2 2003
  - Environmental approvals process initiated with both Victorian and Commonwealth Governments
  - Final investment decision in 2004, start up targeted for mid 2006

# WA-271- P Enfield-4 Success

- Enfield-4 (Sliver Block) was drilled February 2002
- WA-271-P total volumes (Reserves & SFR) at 1 Dec 2001 is 310 MMbbl (Enfield, Laverda & Vincent discoveries)
- Enfield-4 gives scope for further upside in the total reserves
- Laverda-2 appraisal well planned for Q4 2002
- Enfield-5 appraisal well to be drilled in Q4 2002



"Main" Block
Location of Enfield-4 Well
Location of Enfield-5 Well & potential sidetrack
"Sliver" Block
Location of Laverda-2 Well
Enfield-2
Enfield
WOODSIDE WA-271-P
SHELL WA-299-P
WA-155-P
KILOMETRES

# Enfield Area Development

- Concept selection targeted for Q1 2003, targeting start up mid 2006 contingent on success of appraisal wells
- Develop using a single production facility (FPSO with subsea completions) of nominally 100 kbpd capacity
- Environmental Impact Statement in preparation
- Other discoveries (Laverda, Vincent) to be tied back in optimised sequence


FPSO
Vincent Field (Future)
Laverda Field (Phase II)
Enfield Field (Phase I)

# Sunrise Gas Development


East Timor
West Timor
Sunrise
Troubadour
Abadi
Lynedoch
Evans Shoal
Joint Petroleum
Development Area
Chudditch
Bayu-Undan
430km
485km
300km
T i m o r
S e a
Oliver
Crux
Prometheus
Petrel
Tern
Darwin
EXISTING GAS-LINE
Blacktip
Joseph
Bonaparte Gulf
Wadeye
Sandbar
Mataranka
Wyndham
Western Australia
Northern Territory
Scott Reef
Brewster
Brecknock
Browse Basin
0 50 100 150 200km
SCALE ( kilometres )
PRES85_Docs10220
MAP AREA
Java
Timor
P.N.G.
Northern
Territory
Queensland
Western
Australia
South Australia
New
South
Wales
Victoria
Tasmania

| Sunrise Upstream Participation | |
|---|---|
| Woodside | 33.4% |
| Phillips | 30.0% |
| Shell | 26.6% |
| Osaka Gas | 10.0% |

# Sunrise Gas Development

- From 1999 to 2001 Sunrise joint venturers held discussions with about 30 potential onshore gas customers but were unable to create a viable domestic gas project
- Floating LNG offers the potential for a commercially viable 5+ mtpa export project
- Shell is currently refining its design and cost estimates for FLNG
- Foundation customer is Shell Eastern with destination planned to be southern California and Mexico via Baja
- A further review of the domestic gas market is underway to determine if it can provide a viable alternative
- Decision to proceed with the Basis of Design (cost A$200 million) is planned for end 2002

# Sunrise Domgas Development



JACK-UP PLATFORM
WHP (8 Wells)
Shuttle Tanker
FSU
Tie-back B ( 3 wells )
Tie-back C ( 3 wells )
Sunrise Wells
Tie-back D ( 5 wells )
Export Condensate
Troubadour Wells
Tie-back F ( 5 wells )
Domgas Export Pipeline to Darwin

# Sunrise Gas FLNG Development



Trading Tanker
FLNG FACILITY
Wellhead Platform ( 170m )
( 8 wells )
Risers and
Flowlines
Tie-back B
( 3 wells )
Tie-back C
( 3 wells )
Sunrise Wells
Tie-back D
( 5 wells )
Tie-back F
( 5 wells )
Troubadour Wells

# WA-191- P Exeter and Mutineer Fields

- Exeter-Mutineer development now attractive, proven reserves between 50-130 MMbbls
- Exeter-1 discovered Exeter Field, Exeter-2 proved large upside, April-May 2002
- Mutineer appraised by Norfolk-1, Norfolk-2 and Mutineer-2, March-April 2002
- Three further wells in 2002: Exeter-3 and Mutineer-3 appraisals, Bligh-1 exploration well


N
0
5km
116°30'E
19°15'S
WA-191-P
(1)
Adams
Mutineer-2
Mutineer
Norfolk-1,2
Mutineer-3
Pitcairn-1
Bounty-1
Bligh
Bligh-1
Fletcher
Finucane-1
Tintagel
Exeter
Exeter-2
Exeter-1
Exeter-3
Plymouth
WA-248-P
(2)
WA-4-L (1)
Maia-1
Spica-1
Hermes
WA-16-L
Lambert
WA-3-L
WA-9-L
Wanaea
Cossack
WA-11-L
WA-208-P
Legend
Oil Field
Gas Field
Prospects
Equity
SANTOS
33.4%
(Operator)
WOODSIDE
8.2%
NIPPON
OIL
25.0%
KUFPEC
33.4%

# International Exploration - Mauritania

- Prospectivity encouraging
- Further seismic acquisition in blocks 2, 3, 4 and 5 - Q1/Q2 2002
- 3 firm wells *Chinguetti, Thon* & *Banda* prospects
- 1 contingent well *Chinguetti*
- Estimated cost for WPL of US$40M



Thon-1 (WEL 59.5%)
Firm well
2000 3D survey areas
Coppolani 2002 3D
300km²
Banda (WEL 35%)
Firm well
Chinguetti Program
1 firm & 1 contingent well
(WEL 35%)
Ouadane 2002 3D
1115km²
Koumbi Saleh 02 3D
1000km²
6
5
4
3
2
0
50km

# Chinguetti - Oil Development Opportunity

- Drilling program continues in Q3 2002 to establish commercial volumes
- 1 firm well (Chinguetti upthrown block)
- 1 contingent well (Chinguetti downthrown block)
- Appraisal studies underway to accelerate potential development



Chinguetti upthrown block well location (firm)
Chinguetti downthrown block well location (contingent)
Proved oil column
Possible gas caps
CHINGUETTI-1
Possible additional oil column

# Canary Islands



Canaries
Mauritania
Senegal
AFRICA
Location Map
Canary Islands
Spain
La Palma
Lanzarote
Tenerife
Fuerteventura
Gran Canaria
Agadir
0
100 Km
Morocco
Repsol Blocks 1 -9
Tarfaya
WEL 30%
RWE-DEA 20%
REPSOL 50%
Committed to 3D Seismic in 02 and two wells in 04/05

# Canary Islands


EC12000-206 FINAL_MIGRATION
S
N
Canaries - Prospect 3
Tertiary
Cretaceous
salt
Basin geology and exploration skills to evaluate are very similar in both areas
E
W
Mauritania - Chinguetti
Tertiary
Cretaceous
salt

# Neptune/Kansas Farm-in - Gulf of Mexico

- 12 Blocks in Atwater Valley area of Gulf of Mexico
- Adjacent to commercial discoveries at Mad Dog (200-450mmboe) and Atlantis (575mmboe)
- 20% interest in Neptune was earned by participation in drilling of Neptune 3 (June-July 2002)
- Neptune 3 successful, intersecting 150 feet net pay in 2 zones. A follow-up well in Q4 2002 or Q1 2003
- 16.67% interest in Kansas earned by participation in drilling of exploration well (Q4 2002)
- Option to participate in adjacent Komodo Prospect, 7km NW of Neptune (option on 2 blocks)
- Woodside has committed a 2002 spend of ~US$16M towards drilling Neptune 3 and Kansas 1


Area of Interest
Green Canyon
Atwater Valley
K2 / Timon
Holstein
N
0
20
kilometres
Legend
Current Woodside Blocks
New Blocks

# Production Update

| Production | Jan-Jun Average Monthly | July Actual |
|---|---|---|
| Domestic Gas (Tj/d) | 245.0 | 256.0 |
| LNG (kt) | 98.8 | 120.2 |
| Condensate (kbbl) | 781.1 | 867.9 |
| LPG (kt) | 11.3 | 11.9 |
| Oil (kbl) | | |
| ▸ Cossack | 624.5 | 617.9 |
| ▸ Laminaria | 1253.5 | 1684.4 |
| ▸ Legendre | 447.1 | 452.4 |
| Total MBOE (Production) | 5.15 | 5.92 |

# Outlook

- In July NWS achieved record production of 533 kboe/day with expected second half production to remain near record levels
  - One spot LNG cargo sold and potential for at least one more
  - BHP-Billiton's DRI plant restarted in July
- In July production from Laminaria up from a year-to-date average of 86,175 bbls/day to 115,118 bbls/day in July due to Phase 2
- Overall sales volumes for the Company are expected to be significantly higher in the second half
- Drilling results from Mauritania and Gulf of Mexico
- Significant progress on developments in Otway Basin, Sunrise and Enfield area
- Move forward with LNG supply to China

# APPENDICES

# Capital, Exploration and Investment Expenditure



$AM
900
800
700
600
500
400
300
200
100
0
76
217
216
444
148
135
152
72
243
67
61
64
52
53
278
196
42
30
57
114
262
577
1997
1998
1999
2000
2001
2002F
Exploration
Forecast CapEx
Ohanet
Middle East
Legendre
Bass Strait
Enfield Area
NWS
Laminaria
Investments
Other

## Net Profit Sensitivities 2002

| | | 2nd Half 2002 (A$M) |
|---|---|---|
| Realised Oil Price | US $1/bbl | 16 |
| Exchange Rate ($A/US) | 1 cent | 8 |
| US Interest Rate | 1% | 2.0 |

# Oil Price Hedge Position

| **At 30 June 2002 (rolling 12 months)** | **Year 1** | **Year 2** | **Year 3** |
|---|---|---|---|
| Total (Swaps) | | | |
| BOE cover (MMbbl) | 8.4 | 4.8 | 0.9 |
| Proportion of production (%) | 13 | 9 | 2 |
| Proportion of production exposed to oil price (%) | 56 | 52 | 52 |
| Proportion of exposure covered (%) | 23 | 17 | 3 |
| Avg. Hedge Price (US$/bbl) | 18.84 | 20.45 | 21.63 |

**Mark to market oil hedge position at 30 June 2002 was negative A$125.2 million compared to negative A$388.8 million at 30 June 2001.**

## Australian $ Hedge Position

| At 30 June 2002 (rolling 12 months) | Year 1 | Year 2 | Year 3 |
| --- | --- | --- | --- |
| Committed cover (A$M) | 294 | 190 | 162 |
| Avg. hedge rate (A$/US$) | 0.59 | 0.58 | 0.55 |

Mark to market currency hedge position was negative A$30.2 million at 30 June 2002 compared to negative A$192.9 million at June 30 2001

# 2002 Exploration and Appraisal Activity

## Australia

| Well | Location | Target | Result | % Interest | Quarter |
|---|---|---|---|---|---|
| Norfolk-1, 2 | WA-191-P | Oil | Oil | 8.2 | Q1/02 |
| Mutineer-2 | WA-191-P | Oil | Dry | 8.2 | Q2/02 |
| Exeter-2 | WA-191-P | Oil | Oil | 10.9 | Q2/02 |
| Enfield-4 | WA-271-P | Oil | Oil | 100 | Q1/02 |
| Egret Deep-1 | WA-10-R | Gas | tba | 16.7 | Q4/02 |
| Firetail-1 | WA-33-P | Oil | tba | 100 | Q3/02 |
| Whitetail-1 | WA-206-P | Gas | tba | 14.3 | Q4/02 |
| Laminaria North-1 | AC/L5 | Oil | Dry | 50 | Q2/02 |
| Lantana-1 | AC/P4 | Oil | Dry | 80 | Q2/02 |
| Shakespeare-1 | NT/57 | Oil/Gas | tba | 60 | Q4/02 |

(1) At least four new wells will be drilled in the Greater North West Shelf during the 2nd half of 2002.

# 2002 Exploration and Appraisal Activity

## Gulf of Mexico

| Well | Location | Target | Result | % Interest | Quarter |
|---|---|---|---|---|---|
| Neptune-3 | AT 617 | Oil | tba | 20 | Q2/02 |
| Kansas-1 | AT 489 | Oil | tba | 16.7 | Q4/02 |
| Neptune-3 | ST/tba | Oil | tba | 20 | Q4/02 |
| Neptune-4 | | | | | |

## Mauritania

| Well | Location | Target | Result | % Interest | Quarter |
|---|---|---|---|---|---|
| Thon-1 | Area C | Oil | tba | 59.5 | Q3/02 |
| Chinguetti | Area A/B | Oil | tba | 35 | Q3/02 |
| Banda | Area A1 | Oil | tba | 35 | Q3/02 |

# WOODSIDE PETROLEUM LTD.
# AND ITS CONTROLLED ENTITIES

A.C.N. 004 898 962

# HALF-YEARLY REPORT
30 June 2002

**WOODSIDE PETROLEUM LTD.**
**AND ITS CONTROLLED ENTITIES**

**A.C.N. 004 898 962**

**HALF-YEARLY REPORT**
**30 June 2002**

# CONTENTS

Page Numbers

For the Half-Year Ended 30 June 2002

The Directors of Woodside Petroleum Ltd. present their Report and the consolidated Financial Report for the half-year ended 30 June 2002 as follows:

## DIRECTORS REPORT

### a) FINANCIAL AND PRODUCTION OVERVIEW

Woodside reported an after tax profit of A$197.1 million for the first half of 2002, after the write down by A$92.6 million after tax of the carrying value of Woodside's 6.88% equity holding in Oil Search Limited.

This compares with the record profit of A$580.2 million for the comparable period in 2001 which included a A$185.8 million profit as a result of the divestment of equity in the Sunrise gas fields. Excluding the effect of this year's write-down and last year's asset sale, the 2002 first half profit was down 26.5% compared with the previous corresponding period. This was due principally to lower sales revenues and the impact of Petroleum Resource Rent Tax under which first payments were made in the second half of 2001.

Sales revenues were A$977 million, a drop of 17.4% compared with the previous corresponding period as a result of lower oil prices and 4% reduction in production volumes.

Higher oil production from the Legendre oil field helped to offset the natural decline of the Laminaria Phase 1 wells. The start-up of significant additional oil production from Laminaria Phase 2 on 10 June made only a limited contribution to the first half results but will have a major impact in the second half. Suspension of operations at BHP Billiton's DRI plant in the Pilbara region of Western Australia and a scheduled maintenance shutdown of LNG Train 1 on the North West Shelf resulted in lower gas production during the period. The timing of crude and condensate cargo liftings at the end of the reporting period resulted in a temporary increase in product inventories which is expected to normalise in the second half.

Production from all facilities is expected to be higher in the second half following successful completion of planned shutdowns during the first half of NWS LNG Train 1, Legendre and Laminaria facilities, the latter for the Phase 2 completion activities.

Depreciation charges decreased by A$23.7 million to A$98.7 million, reflecting lower production from the Laminaria and Corallina fields. Insurance costs rose with the addition of business interruption insurance. In response to rising insurance premiums Woodside joined OIL Mutual Ltd, an insurance mutual for petroleum, exploration and production companies.

Petroleum Resource Rent tax (PRRT), which was payable by Woodside for the first time in the second half of 2001, was $72.5 million in the first half of 2002. This contributed significantly to costs in the period compared to the previous corresponding half year. PRRT is a profits-based tax where operating and project capital expenditures are deducted from project revenues to calculate the profit on which PRRT is applied. Exploration expenditure, incurred in other Australian offshore permits operating under the PPRT regime, can be credited against the expenditure of operating projects to reduce PRRT profit. PRRT payments made during the year are also deductible for company tax purposes. PRRT will continue as a charge against Laminaria now that the project has recovered its capital costs and its gross profit exceeds exploration credits from other applicable Australian exploration activities. Laminaria is currently the only Woodside project subject to PRRT. Most of the company's other Australian projects, except the North West Shelf and Legendre which operate under a royalty regime, will be subject to PRRT.

Exploration incurred and expensed during the first half was $27.7 million, up by $9.5 million from the previous corresponding period. New business development expenditure was $26.7 million, up by A$16.4 million on the previous corresponding period primarily because of due diligence work on the Veba Oil acquisition opportunity.

Lower debt and lower interest rates contributed to a 44% fall in borrowing costs to A$31.9 million. At June 30, net debt for Woodside was US$840.9 million (US$897.5 million in the previous corresponding period) or A$1,484.6 million (based on 30 June 2002 $A/$US exchange rate of 0.5664). Total outstanding debt stood at US$890 million, comprising a syndicated loan of US$250 million, bilateral loans of US$90 million and bonds of US$550 million. As of the reporting date, the group had substantial un-drawn facilities, consisting of US$310 million under the bilateral loan facilities, and A$300 million under a commercial paper, medium-term note program. The gearing ratio decreased to 35% compared with 41% for the corresponding period last year.

Capital expenditure for the period was A$196.8 million and will increase significantly in the second half as spending on the construction of Train 4 and the second trunkline on the North West Shelf accelerates. The exploration budget for 2002 has been increased from A$200million to A$262 million to accommodate the higher activity levels now planned in the Gulf of Mexico and Mauritania in the second half.

A total interim dividend of 21 cents per share fully franked will be paid on 5 September 2002 to all shareholders registered at 27 August 2002. The dividend consists of an interim dividend of 16 cents per share fully franked and a special dividend of 5 cents per share fully franked. This compares with a total 2001 interim dividend in the previous corresponding period of 24 cents per share fully franked which comprised an interim dividend of 14 cents per share and a special dividend of 10 cents per share both fully franked. The dividend represents a payout ratio of 71% on first half reported profits and 48% on profits before the Oil Search Limited write-down. This compares to a payout ratio of 40% for the total interim dividend last year based on profits before assets sales.

## b) CORPORATE MATTERS

### Sale of Pulse and EdgeCap

At the start of the year, the Pulse and EdgeCap shareholders (Woodside 10% in each) conducted a strategic review of their respective holdings in Pulse and EdgeCap. The review concluded that under current market conditions maximum shareholder value could be achieved from a sale of the businesses and both were subsequently offered for sale by competitive tender. In the beginning of July, the shareholders announced the sale of Pulse and EdgeCap to AGL for A$842.4 million. After Pulse's repayment of external financing, the amount received by Woodside from the sale of its interests will not be materially different from the book value of those investments. This adjustment will appear in the end of year financial accounts.

### Bid for Veba Oil and Gas

During the first half of 2002, Woodside made an offer for the oil assets of Veba Oil and Gas GmbH of Germany that was unsuccessful. Woodside developed an excellent understanding of the assets through detailed due diligence and was disciplined on price. The Veba assets offered the company the possibility of expanding in several areas that it had targeted as being attractive. It also brought with it the skills and capabilities to manage the larger portfolio. Woodside will continue to seek suitable acquisitions in its core areas of interest but expect the number of opportunities to be small and will maintain rigorous investment criteria that focus on total shareholder returns.

### External Auditor Engagement Policy

Woodside has recently revised its policy in regard to the engagement of external auditors. Woodside believes the external auditor should add value beyond mere compliance auditing and to act and be seen to have acted free from bias, conflict or compromise. To this end Woodside has reinforced the direct relationship between the external auditor and the Audit Committee set a broad scope for the audit role and established independence criteria. The Audit Committee is clearly established as the custodian of the external audit relationship and is, through the Board, responsible for advising shareholders on the appointment and termination of the external auditor. The independence criteria align with the Code of Ethics issued by the International Federation of Accountants (IFAC) and identify a range of services that are seen to be in conflict with the role of the external auditor and introduce processes to control other sources of potential conflict. These processes include defined limits on management authority and regular reporting to the Audit Committee. The auditor will not be engaged to provide a service to a member of the group if the nature of that service could reasonably be seen to be in conflict with the role of auditor.

## c) HEALTH, SAFETY AND ENVIRONMENT

Woodside's health, safety and environment performance improved during the period, with the group's lost time injury frequency rate standing at 2.0 per million hours worked, down from 2.7 in the corresponding period in 2001. The Australian industry figure for the year to date was 2.6.

The total recordable case frequency rate (all injuries other than first aid cases, including lost time injuries) was at 7.3 per million hours worked, down from 11.5 in the first half of 2001. The Australian industry figures for the year to date was10.9.

Both indicators support a longer-term, improving trend with a major contributing factor being the excellent safety performance of the Train 4 construction project, which has now worked more 2 million man-hours without a lost time injury.

Woodside was awarded ISO14001 certification in April 2002 for environmental management on the Goodwyn A facility, the first offshore fixed platform in Australia to receive such certification. ISO14001 certification is now being planned for North Rankin, Cossack Pioneer and the King Bay Supply Base.

## d) EXISTING OPERATIONS

### Domestic Gas and LNG

Production of domestic gas for the Western Australian market during the first half of 2002 was lower compared with the corresponding period in 2001 as a result of the BHP Billiton DRI plant shutdown. The shutdown began on 12 March 2002 and continued throughout the second quarter. In July, BHP Billiton commenced a staged restart of the DRI plant.

Woodside's share of domestic gas sales during the period averaged 245 terajoules per day compared with 260 terajoules per day in the corresponding period in 2001.

Woodside's share of LNG production and sales for the first half of 2002 totalled 592,637 tonnes and 580,584 tonnes respectively, compared with 610,749 tonnes and 592,663 tonnes respectively in the corresponding period in 2001. LNG production and sales were lower in the first half of 2002 due to the scheduled shutdown of Train 1 for maintenance. Another brief maintenance shutdown is planned in the fourth quarter.

The North West Shelf Venture shipped 61 cargoes of LNG to customers in the first half of 2002. Committed LNG sales for 2002 total 128 cargoes, comprising 127 cargoes to Japan and one spot cargo.

Woodside's domestic gas and LNG sales revenue during this period totalled A$292.4 million compared with A$327.8 million for the corresponding period in 2001.

**Condensate**

North West Shelf Venture condensate production in the first half of 2002 averaged 107,735 barrels per day compared with 92,487 barrels per day for the corresponding period in 2001. Production was up on the previous half due to the condensate rich Echo-Yodel field coming fully on-stream in early 2002.

Woodside's share of condensate sales from the North West Shelf Venture during the period totalled 4,559,592 barrels, compared with 4.119,439 barrels in the corresponding period in 2001.

Despite condensate production being higher than the previous corresponding period, revenue was lower at A$166.3 million compared to A$174.3 million, reflecting lower product prices.

**Crude Oil**

The Cossack Pioneer floating production facility continued to exceed expectations with production in the first half of 2002 averaging 124,233 barrels per day compared with 118,595 barrels per day in the corresponding period in 2001. It also exported its 300th oil cargo during the second quarter.

Woodside's share of Cossack crude oil sales for the first half of 2002 was 3,880,117 barrels compared with 3,244,326 barrels in the corresponding period in 2001. The company's share of revenue during this period was A$146.2 million compared with A$147.0 million in the corresponding period in 2001, the result again reflecting lower oil prices.

Woodside's share of Laminaria-Corallina crude oil sales for the first half of 2002 was 6,819,600 barrels compared to 10,949,132 barrels in the corresponding period in 2001. The company's share of sales revenue for the first half of 2002 was A$241.2 million compared to A$473.3 million in the corresponding period in 2001. The commissioning of Laminaria Phase 2 in early June means production and revenues from Laminaria are planned to be significantly higher in the second half.

Legendre production in the first half of 2002 averaged 32,264 barrels per day, which was up from 21,131 barrels per day in May and June 2001 after the April 2001 start-up. Woodside's share of Legendre crude production and revenue during the period was 2,530,345 barrels and A$92.2 million respectively. Legendre production reached 10 million barrels during the period.

**LPG**

Woodside's share of LPG production in the first half of 2002 was 68,084 tonnes compared with 62,088 tonnes in the corresponding period in 2001. LPG sales during the period were 39,790 tonnes compared with 42,863 tonnes in the corresponding period in 2001. Sales revenue during the period was A$14.3 million compared with A$21.6 million in the corresponding period in 2001. Woodside has the rights to three cargoes forecast to be exported this year, with one each in the first, third and fourth quarters.

Production from all facilities is expected to be higher in the second half following successful completion of planned shutdowns of NWS LNG Train 1, Legendre and Laminaria facilities, the latter for Phase 2 completion activities, all during the first half.

## e) FINANCIAL RISK MANAGEMENT

Woodside's management of financial risk is aimed at ensuring that the company's net cash flows are sufficient to:

- meet all its commitments as and when they fall due;
- maintain the capacity to fund its forecast project developments and exploration strategy;
- earn a net profit after tax sufficient to pay a reasonable dividend; and
- sustain a gearing ratio which maintains an investment grade credit rating.

Woodside continually monitors and tests its forecast financial position against these objectives, and hedges when it is necessary to do so to ensure that it will meet these objectives. On the basis of this analysis, no new oil price or exchange rate hedges were placed during the first half of 2002.

### Oil Hedging

As at 30 June 2002, 14.1 million barrels of oil equivalent had been sold forward using floating to fixed price swaps with varying maturities out to three years at a weighted average WTI price of US$19.57 per barrel. The mark-to-market valuation was negative A$125.2 million at 30 June 2002, compared to negative A$388.8 million as at 30 June 2001. This equates to 15% of identified barrels of oil equivalent exposure over this period, and approximately 8% of production.

Oil hedge cover over the first half of 2002 as a percentage of exposure was approximately 45%. For the second half of the year this figure reduces to approximately 22% or about 12% of production.

### Currency Hedging

As at 30 June 2002, US$406 million is hedged using forward exchange contracts with varying maturities out to four years at an average rate of 0.5705 and a mark-to-market valuation of negative A$30.2 million, compared to negative A$192.9 million as at 30 June 2001.

### Opportunity Cost of Hedging

The after tax opportunity cost of oil price and currency hedging included in the Statement of Financial Performance for the first half of 2002 was A$86.2 million and A$ 9.9 million respectively. This compares with A$156.5 million and A$52.6 million, respectively for the corresponding period in 2001.

### Interest Rate Management

Woodside maintains a diversified funding portfolio with the objectives of spreading its borrowing, maintaining a spread of maturities, and achieving a balance between fixed and floating rate debt liabilities. This balance is achieved through the issue of fixed and floating rate debt and, where appropriate, the use of derivative instruments which consist of primarily fixed-to-floating rate swaps.

## f) NORTH WEST SHELF VENTURE

### Japan LNG Sales (Woodside 16.67%)

In the first half of 2002, North West Shelf LNG continued to finalise commercial agreements that underpin expansion of the fourth LNG processing train and associated infrastructure on the Burrup Peninsula in Western Australia. Total commitment is now 3.9 million tonnes of LNG per annum for the fourth train.

Sales and purchase agreements were signed with Osaka Gas for 30 years and Kyushu Electric for 15 years plus a 5 year option for a combined volume of 1.5 million tonnes of LNG per annum. Sales and purchase agreements underpinning construction usually range from 15 to 20 years. In addition, a sales and purchase agreement was signed with Shell Far Eastern LNG for the sale of spare production capacity from Train 4 during the ramp of long-term sales contracts between 2004 and 2009.

Discussions continued with other Japanese customers for further LNG sales contracts. These discussions are expected to mature into further sales commitments by the end of 2002.

In addition, three further cargoes above annual delivery program commitments were sold during the first half. Two of these cargoes were sold to an existing Japanese customer, while one was sold to BP in the first half and will be delivered to Spain in the second half of 2002.

### Fourth LNG Train and Second Trunkline (Woodside 16.67%)

The LNG expansion projects include the 4.2 million tonne per annum Train 4 and a second gas trunkline between the North West Shelf Venture's offshore production facilities and the Karratha Gas Plant. Contracts valued at more than $A1 billion had been awarded for engineering, materials and equipment, and construction of the A$1.6 billion LNG Train 4 Project as of June 30. Of the total, contracts valued at A$652 million had been awarded to Australian firms with the proportion set to increase before completion of construction. At 30 June 2002, construction of Train 4 was 41% complete and on schedule for start up in mid-2004. The estimated cost to complete the project is currently 2% over budget.

Construction is also under way on the A$800 million second trunkline project, with pipe manufacture 70% completed and Australian content of about A$395 million. Site preparation for weight coating of the pipe is in progress.

Trunkline construction started with the installation of tubing and cabling on the North Rankin A gas production platform, required to integrate the second trunkline into existing offshore systems. A$433 million of manufacturing and construction contracts had been awarded as of June 30. The second trunkline is scheduled for start-up before completion of LNG Train 4.

Construction of the third major capital items to support the LNG expansions, a A$290 million LNG carrier – is due to start in September 2002 at Daewoo Shipbuilding and Marine Engineering's Korean shipyard. The new ship is on schedule for delivery at the end of March 2004 and is required to deliver LNG from the Burrup Peninsula to the North West Shelf Venture's growing LNG markets in Japan.

Woodside's one sixth share of the A$2.7 billion capital expenditure for the three items is approximately A$450 million.

**China LNG Supply and Fifth LNG Train (Woodside 16.67%)**

In August 2002, the North West Shelf Venture) was advised that it has been chosen by The People's Republic of China as the sole supplier to the country's first LNG project in the Guangdong Province. The supply is for 3+ million tonnes of LNG per year (Woodside share 16.67%) for 25 years starting around 2005-06. Woodside will now be optimising the design of facilities to supply this new contract and a final investment decision is expected with respect to a 5th LNG train by Q4 2003.

The Guangdong Province of China is one of the fastest growing regions in China and has grown between 10 to 15% per year over the last 15 years and the LNG supplied by the NWSV will be used for power generation and by city gas users.

**Echo-Yodel condensate development (Woodside 16.67%)**

The Echo-Yodel field, in which Woodside is operator and has a 16.7% interest was successfully brought on stream on 23 December 2001 on budget and ahead of schedule. The two development wells, Yodel 3 and Yodel 4, were tied back via a 12" subsea pipeline to the Goodwyn platform where fluid processing takes place.

The two horizontal wells are among the largest producers in the world, with a combined initial production potential of more than 340 million standard cubic feet per day of raw gas and 39,100 barrels per day of condensate. Flowrates have been 15% higher than planned. During the first half of 2002, production performance of the field has been in line with expectations. The development is expected to produce 37 million barrels of condensate and 0.4 trillion cubic feet of gas over four to five years.

## g) AUSTRALIAN GAS

**The Sunrise Gas Project**

Engineering and commercial work to create the world's first floating LNG development for the Greater Sunrise gas fields (Woodside interest 33.4%) in the Timor Sea is progressing well. In parallel, a review of domestic demand for gas is now well advanced and an assessment of the commercial viability of large scale domestic gas supply from Sunrise via Darwin is being concluded by the joint venture partners. Once finalised, this assessment will be shared with representatives of the Northern Territory, the Australian Commonwealth and East Timorese governments with the objective of concluding the debate about the approach to the Sunrise development in October 2002.

Woodside will require certainty regarding the sovereignty and fiscal regimes before it makes an investment decision, irrespective of the nature of the final commercial proposal.

**Blacktip**

Woodside is operator and has a 35% interest in Blacktip (WA-279P), about 300km south-west of Darwin in the Northern Territory. Blacktip is assessed to be a potentially significant discovery in the Southern Bonaparte Basin with reserve expectations of about one trillion cubic feet of dry gas. Development of this field will provide long-term gas supplies to Northern Territory customers and discussions with potential customers are ongoing.

## Browse

Woodside is operator and has a 50% interest in Browse (WA-33-P), about 400km north of Broome in the north west of Western Australia. It has scope for recovery reserves of 20.5 trillion cubic feet of dry gas and 312 million barrels of condensate at the probable level.

The joint venture will apply for retention leases over the Scott Reef, Brecknock and Brecknock South gas discoveries before the end of the current permit renewal in February 2003. A retention lease is usually granted where it can be shown that development is not commercial (for example, due to the lack of a viable current market), but is likely to be commercially viable within 15 years. Woodside continues to explore options to commercialise the gas and accelerate field development.

## South Eastern Australia

During the first half of 2002, Woodside made significant progress towards its objective of becoming a major gas supplier to eastern Australia. Additionally, with the divestment of its interests in Pulse Energy and EdgeCap, the company is focussed on its core activities of exploration and development.

## Thylacine and Geographe

During the first half of 2002, work advanced on developing the Thylacine (T/30P) and Geographe (VIC/P43) gas reserves, which were discovered in 2001 in the offshore Otway Basin. The fields are located 70km and 55km respectively south of Port Campbell in Victoria. Woodside became operator of both fields in January 2002 and it has a 50% interest in Thylacine and 55% in Geographe.

Initial estimates of combined probable scope for recovery reserves for both fields are 0.8 trillion cubic feet of dry gas and 8 million barrels of condensate. Woodside's share is 0.41 tcf of gas and 4.1 million barrels of condensate. Development activities have subsequently focussed on improving the definition of sub-surface and surface development concepts. Commonwealth and Victorian government environmental assessment processes for the proposed development have commenced. Since the beginning of 2002 the company has held discussions with potential customers with a view to arranging long term sales agreements.

Woodside Energy Ltd. and TXU Electricity Ltd., a subsidiary of TXU Australia, signed a heads of agreement for the sale of Woodside's share of gas from the Geographe and Thylacine gas fields off Victoria. Based on the delivery of gas from mid 2006, this project will form a solid base for the development of Woodside's strategy to be a significant supplier of gas to Australia's east coast markets. As operator Woodside is now preparing a proposal to its co-venturers to commit to the development of the fields.

## Bass Strait

Work has continued on confirming a commercial development opportunity for Woodside's Bass Strait assets. Development options are based either on subsea wells exporting gas to a new onshore gas plant in Victoria or via existing infrastructure. Woodside has worked with the Kipper Joint Venture to mature market opportunities for a potential development.

During the first half of 2002, Woodside acquired News Corporation Limited's 50% interest in Vic/RL9 and Vic/RL10. This gives Woodside a 100% interest in Vic/RL 6, 9 and 10 which contain the Manta and Gummy gas fields and the Basker oil field. Opportunities to commercialise these assets are being evaluated.

## h) AUSTRALIAN OIL

### Laminaria-Corallina

Total production from the Laminaria and Corallina fields for the half was 15.6 million barrels and Woodside's share was 7.5 million barrels. Over the first half of 2002 production averaged 86,174 barrels per day compared to 127,616 barrels per day in the corresponding period in 2001 due the natural decline in the oil fields. Woodside's share in the first half of 2002 was 41,552 barrels per day.

Production at the end of the half has been enhanced by the addition of Laminaria Phase 2 wells. Laminaria Phase 1 production was ahead of plan at an average of 80,179 barrels per day for the half (Woodside share 37,806 barrels per day). The Phase 2 wells were brought on stream on 10 June 2002 to raise the total production rate of 137,500 barrels per day. The Phase 2 wells produced at an average rate of 54,266 barrels per day (Woodside's share 24,365 barrels per day) to end of June 2002.

Volumes recoverable from Phase 2 may be ultimately below initial expectations due to the change from horizontal to vertical wells. However, the project will benefit significantly in the second half of 2002 from the Phase 2 wells, which came on stream at better than expected initial production rates and continue to perform well.

Woodside has a 50% equity in Corallina and 44.925% equity in Laminaria.

### Legendre

Legendre, in which Woodside has a 45.94% interest, achieved good production during the first half of 2002 with an average production rate of 32,264 barrels per day. Total production of 12.3 million barrels has been produced since project commencement in April 2001.

Performance was being inhibited by gas re-injection problems which were temporarily addressed by back flowing the wells on a regular basis so that it cleaned the perforations thereby producing about 5,000 barrels per day. A more permanent solution is being developed to address the problem.

Twenty-three cargoes of Legendre crude oil have been loaded onto offtake tankers since start-up in April 2001. These cargoes have been sold to customers predominantly in the Asia Pacific region.

The production facility Ocean Legend and the storage tanker Karratha Spirit have both achieved one year's operation without a lost time injury.

### Vincent, Enfield and Laverda

During the first half of 2002, exploration and development work continued on the Enfield, Laverda and Vincent fields in WA-271-P off Exmouth in Western Australia. Woodside has 100% equity in WA-271-P.

Exploration studies centred on processing and interpreting the Scorpion seismic survey and studying exploration greenfield plays in the western deep-water area of the permit. In addition, studies continued on exploration prospects in tie-back range of the Enfield development.

Development work included the drilling of a fourth appraisal well in Enfield, which was successful in delineating a further oil-bearing field extension.

Selection of the preferred development concept for the Enfield area remains planned for year end pending the results of appraisal wells on Enfield and Laverda in Q4. Start up remains planned for 2006. Based on a successful outcome from these appraisal wells commitment to the milestone basis of design contract is planned for March 2003.

## i) EXPLORATION

### Australia

Woodside's Australian exploration effort continues to focus on oil adjacent to existing and planned production facilities, and in prospective new frontier provinces.

In south-eastern Australia, Woodside acquired an additional 50% interest in Permits VIC/RL9 and VIC/RL10 in Bass Strait, taking the company's equity to 100%. In the Otway Basin, permit EPP31 was awarded with Woodside taking a 40% interest.

The company participated in eight exploration and appraisal wells in Australian acreage during the first half of 2002. Four discoveries were made in the northern Carnarvon Basin's WA-191-P permit. The Exeter-1 and Exeter-2 wells encountered 19 and 9 metre net oil columns respectively, while the Norfolk-1 well and Norfolk-2 sidetrack encountered 20 and 9 metre net oil columns respectively. Woodside's interests in the discoveries are 10.93% in Exeter-1 and Exeter-2 and 8.2% in Norfolk-1 and Norfolk-2. The Enfield-4 well was drilled in WA-271-P and flowed 5626 barrels of oil per day and 1.38 million standard cubic feet of gas per day. Woodside's interest in this well is 100%.

A further three exploration wells in permits WA-191-P, AC/P4 and AC/L5 failed to encounter hydrocarbons.

During the period, the company withdrew its 40% interest in WA-215-P and divested 20% of its interest in WA-248-P, retaining 80% equity in the permit.

### Mauritania

During the first half of 2002, Woodside acquired about 2100 sq km of three-dimensional seismic in Production Sharing Contract Areas A, B and C (Blocks 2, 3, 4 and 5) offshore Mauritania in north-west Africa. The survey was completed in late July. Woodside's interest is 35% in PSC A and B, and 59.5% in PSC C (Block 6). The results of this seismic program have assisted in well selection for a four-month drilling campaign that started in late July 2002 using the Transocean International drilling ship, Deepwater Discovery. Of the four wells scheduled to be drilled, three are firm exploration wells and one is a contingent appraisal well. The first of these wells, Chinguetti-4-2 is currently being drilled.

Initial appraisal studies have commenced on the Chinguetti oil discovery. The choice of development options will depend on the results of the exploration and appraisal wells mentioned above.

### Gulf of Mexico

Woodside acquired further interests in the Gulf of Mexico on 25 April 2002 when its wholly owned subsidiary company, Woodside Energy (USA) Inc., entered into agreements to jointly explore on up to 14 blocks in the Atwater Valley area of the Gulf of Mexico through the Neptune and Kansas farm-ins.

The Neptune-3 farm-in provides the company with a 20% interest in five blocks without incurring the back or sunk costs usually associated with accessing previously discovered hydrocarbon deposits. The cost of about US$6 million provides a cost-effective opportunity to participate in and evaluate the Neptune fold belt discovery made in 1995 by BHP and BP.

Results of Neptune-3 (Woodside interest 20%) were promising, with the well encountering a 137 metre (450 feet) gross hydrocarbon column with about 40 metres (130 feet) of net oil pay in the target sequence and demonstrating better flow characteristics than Neptune-2

The Kansas farm-in provides Woodside with a 16.67% interest in seven blocks in the Atwater Valley area of the Gulf of Mexico, and an option over two additional blocks. For this 16.67% interest in 7 blocks, Woodside is required to fund 33.3% of the well. This provides a cost-effective opportunity to explore two major structures on the highly successful Mad Dog, Atlantis and Neptune fold belt trend.

**Algeria (Ohanet)**

The Ohanet Development consists of the development of four gas-condensate reservoirs in the Illizi Basin in southern Algeria. The project will provide a gas treatment facility of 20 million standard cubic metres per day fed by 47 production wells, of which 32 will be new and 15 will be re-completions of existing oil producers.

Woodside has a 15% interest in the Ohanet gas project and during the half Woodside received formal ministerial approval of the gazettal of Woodside's entry into the project. The project is run under a risk service contract with Sonatrach and construction is well advanced and is due to move into commissioning in the third quarter of 2003. Under terms of the contract, the project participants receive a fixed rate of return based on the sale of LPG and condensate.

The project represents a total investment of US$1030 million (Woodside's share approximately US$154 million). First production is also expected in the fourth quarter of 2003. At the end of May 2002, the project was 77.2% complete and remained on schedule and budget. To date 17 new wells have been drilled out of the 32 planned.

**Canary Islands**

Woodside farmed into Repsol's offshore Canary Isle Blocks 1-9 in June at a 30% interest level. The joint venture comprises Repsol (operator) 50%, Woodside 30% and the Germany energy company RWE-DEA AG 20%.

## j) SUSTAINABLE ENERGY SOLUTIONS

Woodside's 100% owned subsidiary, Metasource, has concentrated its efforts over the first half of 2002 on building its investment portfolio in sustainable and renewable energy technology or its application. The objective of Metasource is to invest in promising opportunities in renewable and sustainable energy through investing in emerging businesses in the sector.

Metasource's major investment in Ceramic Fuel Cells Limited has continued to make good progress, with construction of the first fully developed fuel cell unit scheduled to be completed by mid next year. The solid oxide fuel cell is designed to produce 40 kilowatts of power and is aimed at the light industrial and commercial markets. The fuel cell operates on natural gas and has the potential for significantly better overall efficiency in the generation of electricity, which in future will reside at the consumers' premises rather than in centralised base-load stations.

## k) DIRECTORS

The Directors of the Company during the half year and until the date of this report were:

Mr CB Goode (Chairman)
Mr JH Akehurst (Managing Director)
Mr RES Argyle
Ms JR Broadbent
Mr KA Dean
Mr PJB Duncan (resigned 28 February 2002)
Dr AJ Parsley (resigned 31 July 2002)
Dr PJB Rose
Mr RH Searby QC
Mr RAG Vines.
Mr TN Warren (appointed 15 July 2002)
Mr BPT de Wit (appointed 13 August 2002)

## l) ROUNDING OF AMOUNTS TO NEAREST THOUSAND DOLLARS

The amounts contained in this report have been rounded off under the option available to the Company as specified in Australian Securities and Investments Commission Class Order 98/0100, unless otherwise indicated.

Signed in accordance with a resolution of the directors.

**C B Goode**

**Director**

**Dated Melbourne, 15 August, 2002**

**WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES**

**CONDENSED STATEMENT OF FINANCIAL PERFORMANCE**

For the Half-Year Ended 30 June 2002

| | Notes | Economic Entity<br>30 June 2002 $000 | 30 June 2001 $000 |
|---|---|---|---|
| Revenues from oil & gas operations | 4(a) | 977,020 | 1,183,349 |
| Cost of sales | 4(b) | (456,706) | (428,006) |
| Gross profit | | 520,314 | 755,343 |
| Other revenues from ordinary activities | 4(c) | 35,149 | 242,447 |
| Share of associates net profits / (losses) | 4(d) | (3,155) | (331) |
| Borrowing costs expensed | 4(e) | (31,952) | (57,565) |
| Other expenses from ordinary activities | 4(f) | (206,343) | (185,034) |
| **Profit from ordinary activities before Income Tax** | | 314,013 | 754,860 |
| Income Tax attributable to ordinary activities | 5 | (116,943) | (174,692) |
| **Net Profit attributable to members of Woodside Petroleum Ltd.** | | 197,070 | 580,168 |
| Basic earnings per share (cents) | 7 | 29.6 | 87.0 |
| Dividend per share (cents / share) | 8, 36 | - | 24.0 |

## CONDENSED STATEMENT OF FINANCIAL POSITION

As at 30 June 2002

| | Notes | Economic Entity 30 June 2002 $000 | Economic Entity 31 December 2001 $000 |
|---|---|---|---|
| **CURRENT ASSETS** | | | |
| Cash assets | 32 | 86,700 | 160,556 |
| Receivables | 9 | 315,060 | 426,990 |
| Inventories | 10 | 45,557 | 34,963 |
| Other financial assets | 11 | 115,786 | 172,564 |
| Other assets | 12 | 27,658 | 41,556 |
| **TOTAL CURRENT ASSETS** | | **590,761** | **836,629** |
| **NON-CURRENT ASSETS** | | | |
| Receivables | 13 | 375,643 | 351,317 |
| Inventories | 14 | 8,199 | 4,365 |
| Equity accounted investments | 15 | 28,117 | 33,023 |
| Other financial assets | 16 | 184,342 | 311,361 |
| Exploration, evaluation and development | 17 | 1,508,605 | 1,467,508 |
| Property, plant and equipment | 18 | 2,627,823 | 2,584,486 |
| Deferred tax assets | 19 | 401 | 402 |
| Other assets | 20 | 352,510 | 525,775 |
| **TOTAL NON-CURRENT ASSETS** | | **5,085,640** | **5,278,237** |
| **TOTAL ASSETS** | | **5,676,401** | **6,114,866** |
| **CURRENT LIABILITIES** | | | |
| Payables | 21 | 257,585 | 354,941 |
| Current tax liabilities | 22 | 71,279 | 94,658 |
| Provisions | 23 | 60,990 | 360,394 |
| Other liabilities | 24 | 123,153 | 204,602 |
| **TOTAL CURRENT LIABILITIES** | | **513,007** | **1,014,595** |
| **NON-CURRENT LIABILITIES** | | | |
| Interest bearing liabilities | 25 | 1,571,328 | 1,662,104 |
| Deferred tax liabilities | 26 | 629,116 | 645,065 |
| Provisions | 27 | 108,754 | 98,423 |
| Other liabilities | 28 | 102,952 | 140,505 |
| **TOTAL NON-CURRENT LIABILITIES** | | **2,412,150** | **2,546,097** |
| **TOTAL LIABILITIES** | | **2,925,157** | **3,560,692** |
| **NET ASSETS** | | **2,751,244** | **2,554,174** |
| **EQUITY** | | | |
| Contributed equity | 29 | 708,291 | 708,291 |
| Reserves | 30 | 81,907 | 81,907 |
| Retained profits | 31 | 1,961,046 | 1,763,976 |
| **TOTAL EQUITY** | | **2,751,244** | **2,554,174** |

The accompanying notes form part of the Financial Report

## CONDENSED STATEMENT OF CASH FLOWS

For the Half-Year ended 30 June 2002

| | Notes | Economic Entity 30 June 2002 $000 | 30 June 2001 $000 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Receipts from customers | | 1,074,607 | 1,256,715 |
| Interest received – other entities | | 3,806 | 7,054 |
| Dividends received – other entities | | 9,169 | 9,786 |
| Payments to suppliers and employees | | (198,102) | (330,966) |
| Borrowing costs paid (net of capitalised amounts) | | (36,571) | (56,297) |
| Management and other fees – other entities | | 22,732 | 9,926 |
| Royalty, excise and PRRT payments | | (193,338) | (373,273) |
| Income tax / GST paid | | (155,578) | (248,563) |
| **Net Cash from Operating Activities** | 32(a) | **526,725** | **274,382** |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Payments for exploration, evaluation and development | | (142,779) | (278,653) |
| Payments for property, plant and equipment | | (194,006) | (95,877) |
| Proceeds from sale of property, plant and equipment | | 1,513 | 275 |
| Investments in other entities | | 1,750 | (1,150) |
| Advances (to) / from other entities | | (950) | (1,000) |
| Loans for employee share plan | | (34,801) | (20,571) |
| **Net Cash (used in) Investing Activities** | | **(369,273)** | **(396,976)** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Drawdown of borrowings | | 273,327 | 900,590 |
| Repayment of borrowings | | (198,489) | (577,007) |
| Dividends paid | | (306,667) | (400,000) |
| **Net Cash from / (used in) Financing Activities** | | **(231,829)** | **(76,417)** |
| **NET INCREASE/(DECREASE) IN CASH HELD** | | (74,377) | (199,011) |
| **CASH AT THE BEGINNING OF THE HALF-YEAR** | | 160,556 | 275,035 |
| Effects of exchange rate changes on the balances of cash held in foreign currencies | | 521 | 18,068 |
| **CASH AT THE END OF THE HALF-YEAR** | 32(b) | **86,700** | **94,092** |

The accompanying notes form part of the Financial Report

## 1. BASIS OF PREPARATION OF HALF-YEARLY FINANCIAL REPORT

### (a) Basis of Accounting

The half-year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB1029 Interim Financial Reporting and other mandatory professional reporting requirements (Urgent Issues Group consensus views). As such this half-year financial report does not include all notes included in the annual financial report and should be read in conjunction with the annual financial report of the Economic Entity as at 31 December 2001. It is also recommended that this half-year report be considered together with any public announcement made by the Economic Entity during the half-year ended 30 June 2002 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001. (see www.woodside.com.au)

The half-year financial report has been prepared in accordance with the historical cost accounting convention except for hedge financial instruments that are measured on a mark-to-market basis.

For the purposes of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

Where appropriate, comparative figures have been re-stated to make them comparable with amended classifications adopted for the current period.

### (b) Changes in Accounting Policies

Other than indicated below the accounting policies adopted are consistent with those of the preceding year.

The Economic Entity has elected to early adopt Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets". The only impact of this is that provisions for dividends payable are recognised in the period they are publicly declared. See Notes 23 and 36(a).

The Economic Entity has adopted the revised Accounting Standard AASB 1027 "Earnings per Share". See Note 3(e).

### (c) Consolidation Principles

Consolidated financial statements are prepared on an Economic Entity basis for Woodside Petroleum Ltd. and the entities it controlled from time to time during the period and at half-year end.

In preparing the financial statements, the effects of all transactions between entities within the Economic Entity are eliminated in full.

### (d) Set-off and Extinguishment of Debt

Assets and liabilities are set-off where the Economic Entity intends to exercise a legal or equitable right of set-off.

## 2. CRITICAL ACCOUNTING POLICIES

The following accounting policies are critical to the financial performance and position of the Economic Entity.

### (a) Joint Ventures

A significant proportion of the Economic Entity's operations is carried on through unincorporated joint ventures with other parties. The Economic Entity's interests in these joint venture operations are brought to account on a proportionate basis. Equity accounting has not been adopted for the joint venture entities that are integrated components of the North West Shelf joint ventures due to their immateriality.

The Economic Entity's interests in joint venture partnerships are brought to account by applying the equity accounting method.

### (b) Exploration, Evaluation and Development

***Costs carried forward***

Exploration and evaluation costs carried forward represent the accumulated net costs incurred in relation to separate Areas of Interest for which rights or tenure are current and in respect of which:

(i) such costs are expected to be recouped through the successful development and exploitation of the area, or by the sale of the area; or,

(ii) exploration and/or evaluation activities in the area have not reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves.

Accumulated costs in respect of each Area of Interest are reviewed bi-annually. Costs within an Area of Interest determined not to be supported by expected value, or where an Area of Interest is abandoned, are written off in the year in which the decision is made or the area is abandoned.

Exploration and evaluation costs are transferred from the exploration and/or evaluation phase to the development phase upon commitment to the commercial development of a reserve and thus contribute to any ultimate success.

Development costs are only incurred within an Area of Interest as a component of a commercial development. The carrying of this expenditure is assessed in accordance with Note 3(j).

Woodside's Areas of Interest are disclosed in Note 17.

***Amortisation***

Upon commencement of operations, expenditure is transferred to the production phase and amortised on the relevant units of production basis. Probable reserves disclosed in the Annual Reserves Statement form the basis of determining amortisation rates.

## 2. CRITICAL ACCOUNTING POLICIES (Cont.)

### (c) Property, Plant and Equipment

***Costs***
Property, plant and equipment is shown in the financial report at cost.

Profits or losses resulting from the disposal of property, plant and equipment are recognised in the Statement of Financial Performance.

Interest and other borrowing costs attributable to funds borrowed for major capital projects are capitalised and included in the cost of qualifying assets.

***Depreciation***
Depreciation of property, plant and equipment, other than freehold land, is provided at rates based on the expected economic lives of the assets. The majority of property, plant and equipment are depreciated on the units of production basis. Reserves used in these calculations are updated at least annually with the probable reserves disclosed in the Annual Reserves Statement forming the basis. The majority of marine vessels and carriers are depreciated on a straight-line basis with a useful life of 40 years. The rates are reviewed periodically to reflect technical and economic developments.

### (d) Foreign Currency Hedges

The Economic Entity is Australian based however, as a function of its industry segment of Oil & Gas, operates predominantly in US dollars (particularly sales, receivables and borrowings) and is accordingly exposed to risks arising from fluctuations in currency exchange rates.

Unrealised gains or costs arising from the revaluation of foreign currency loans, which are a hedge against specific future foreign currency sales revenues, are deferred to the statement of financial position and brought to account in the operating profit in the year that designated sales transactions occur.

Unrealised gains or costs related to transactions designated as hedges of anticipated transactions are measured on a mark-to-market basis, deferred and included in the measurement of the underlying transaction.

Discounts or premiums arising on entry into hedges are brought to account at the time of entry into the hedges and are amortised over the life of the hedges.

Exchange gains or costs on foreign currency hedges of general commitments are included in the operating profit in the period in which the exchange rates change.

## 2. CRITICAL ACCOUNTING POLICIES (Cont.)

### (e) Derivative Financial Instruments

Derivative financial instruments are used by the Economic Entity to hedge exposures to commodity prices, exchange rates and interest rates.

Discounts or premiums arising on entry to a specific hedge transaction are deferred and amortised over the life of the hedge. All open derivative financial instruments are measured on a mark-to-market basis and deferred on the statement of financial position until settlement. Settlements are accounted for on the same basis as the underlying physical exposure being hedged. Accordingly, hedging settlements are included in the operating profit at the same time as the underlying physical exposure is recognised in the operating profit.

***Commodity price contracts***
Oil price swaps, options and oil futures are used to hedge portions of the oil price exposures within anticipated sales. Margin requirements are also recognised on the statement of financial position until settlement.

***Foreign exchange contracts***
The accounting for forward and option foreign exchange contracts is set out in Note 2(d).

***Interest rate contracts***
Interest rate swaps and options are used to hedge interest rate exposures within interest expense. The incurred portion of swap contracts is recognised on an accrual basis.

### (f) Provision for Restoration

Provision has been made in the financial report for restoration of operating locations. The estimated cost is charged to operating profit on a units of production basis.

The nature of work planned by the Economic Entity for offshore locations includes removal of topsides facilities, mooring systems and substructures, abandonment of wells and the insitu abandonment of pipelines, following the purging of all hydrocarbons, and for onshore locations includes the removal of all facilities, as required, reinstatement and revegetation of the site similar to surrounding areas. The cost is based on the latest estimated future costs, determined on a discounted basis, which are re-assessed on a regular basis and exclude any allowance for anticipated changes in technology or material changes in legislative requirements.

The Economic Entity accounts for changes in cost estimates on a prospective basis.

## 3. OTHER SIGNIFICANT ACCOUNTING POLICIES

### (a) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and it can be reliably measured. Specific revenue recognition criteria includes:

Sales are recognised when title to the product passes from the Economic Entity.

Note: Amounts previously disclosed as "Exchange gains/(losses) on US$ natural hedge loan repayments" within "Revenues from oil & gas operations", are now recognised as a component of the US dollar sales revenues (LNG) being hedged, in line with hedge accounting requirements and Policy Note 2(d). The financial effect of this item was a reduction to revenue of $10.9 million (2001: $0.4 million).

Unearned sales revenue represents the difference between gas actually taken and gas billed under contractual 'take-or-pay' arrangements. The amounts are held as a liability until actual gas deliveries are made.

Interest revenue is recognised on an effective yield basis.

Revenue for services rendered (LNG ship charter and Management and other fees) is recognised as the right to receive compensation for the services is attained.

Proceeds on sale of EE&D or PP&E assets are recognised when control of assets has passed to the buyer.

### (b) Costs

Costs and expenses are recognised when it is probable that the consumption or loss of future economic benefits has occurred and they can be reliably measured. Specific cost recognition criteria are addressed below.

### (c) Foreign Currency

***Transactions***

Foreign currency transactions are initially translated into Australian dollars at the exchange rate applying on the date of the transaction. The subsequent receipt or payment of funds relating to the transaction is translated at the rate applicable on the date of receipt or payment.

Assets and liabilities at balance date are translated at the exchange rate prevailing on balance date.

Except in relation to certain hedges (see Note 2(d)) exchange gains or costs, whether realised or unrealised, from the translation of assets and liabilities are included in determination of operating profit.

***Foreign Operations***

Each foreign operation is accounted for in its functional currency. All current foreign operations are integrated operations, the financial statements of these operations are translated using the temporal rate method. No foreign operation is accounted for in a currency having a high inflation rate.

## 3. OTHER SIGNIFICANT ACCOUNTING POLICIES (Cont.)

### (d) Leases

Leases are classified at their inception as either operating or finance leases. This classification is based on the economic substance of the agreement and reflects which party retains substantially all of the risks and benefits incidental to ownership. For operating leases the minimum lease payments are recognised as an expense on a straight-line basis.

### (e) Earnings per Share

Earnings per share is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

### (f) Current Assets and Liabilities

Current assets and liabilities are recognised on the basis of assets expected to be realised or consumed and liabilities expected to be settled within the next twelve months.

### (g) Cash

Cash on hand and in banks and short-term deposits are stated at the lower of cost and net realisable value. For the purpose of the statement of cash flows, cash includes cash on hand, cash at bank and money market investments readily convertible to cash, net of bank overdrafts. Bank overdrafts are carried at the principal amount. Interest is charged as an expense on an effective yield basis.

### (h) Trade and Other Receivables

Trade debtors are initially recorded at the amount of contracted sales proceeds. Receivables from related parties are recognised and carried at the nominal amount due.

### (i) Inventories

***Work in progress and finished stocks***

Work in progress consists of stocks requiring further processing by the Economic Entity to convert them to finished stock.

Finished stocks represent hydrocarbon products that are in the form in which they will be sold by the Economic Entity.

Work in progress and finished stocks are valued at the lower of cost and net realisable value. Cost is derived on an absorption-costing basis and includes direct processing costs and an appropriate portion of fixed and variable overheads. Costs are assigned to finished stock on a weighted average basis.

## 3. OTHER SIGNIFICANT ACCOUNTING POLICIES (Cont.)

### (i) Inventories (Cont.)

***Warehouse stores and materials***
Warehouse stores and materials represent consumable supplies and maintenance spares expected to be used in production and are valued at weighted average cost. Cost comprises purchase, inspection and transportation costs.

Warehouse stores and materials determined to be obsolete or damaged are written down to net realisable value. No general provision for obsolescence is made in the accounts of the Economic Entity.

### (j) Non Current Assets

The carrying amounts of non current assets, other than Exploration & Evaluation expenditure carried forward (see Note 2b), are reviewed bi-annually to determine whether they are in excess of the recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower value. In assessing the recoverable amount, the relevant cash flows have not been discounted to their present value.

### (k) Investments

***Controlled entities***
Investments in controlled entities are carried at the lower of cost and recoverable amount. Dividends are recognised upon attaining the right to receive. These transactions are eliminated in the consolidated financial statements.

***Other entities***
Investments in other entities are carried at the lower of cost and recoverable amount. Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial statements and the lower of cost and recoverable amount in the relevant entities financial statements. Dividends are recognised upon attaining the right to receive.

### (l) Debt Establishment Costs

Debt establishment costs are carried forward and amortised over the lives of the financing facilities.

### (m) Financial Instruments Included in Assets

Bank and money market deposits, loans, marketable securities and marketable equity securities are carried at cost. Purchases and sales of investments are recognised on the trade date which is when control of the investment has passed from the seller to the purchaser.

## 3. OTHER SIGNIFICANT ACCOUNTING POLICIES (Cont.)

### (n) Provisions

***Income tax***

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the accounts and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at rates applicable to the expected period of reversal, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

***Employee entitlements***

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the end of the reporting period. These benefits include wages and salaries, annual leave and long service leave. Liabilities arising in respect of wages and salaries, annual leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the end of the reporting period.

In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

The opportunity cost of providing interest free loans to employees under the Woodside Employee Share Plan affects Woodside's reported performance through increased interest costs each period. Any actual costs arising from the non-recourse component of the plan are recognised as an employee expense in the period they are incurred. The option value to the employee of the non-recourse nature of the Plan is not charged as an employee entitlement expense. The costs to the company of providing the Share Plan benefit to relevant employees is disclosed in Woodside's Annual Financial Report.

Contributions to the Economic Entity's superannuation plans by entities within the Economic Entity are charged against profit when due. The Economic Entity does not record excesses or deficiencies of assets over accrued membership benefits of the superannuation funds' defined benefits categories as an asset or liability in the financial report.

***Directors' retiring allowance***

Provision is made for directors' retiring allowance as entitlements to receive benefits are earned in accordance with the rules approved by shareholders.

## 3. OTHER SIGNIFICANT ACCOUNTING POLICIES (Cont.)

### (o) Financial Instruments Included in Liabilities

Corporate debt is initially recorded at the principal amount. Interest is charged as an expense as it accrues.

Loans, debentures and notes payable are recognised when issued at the principal amount, with any discount on issue separately recognised and amortised over the period to maturity.

Trade creditors and accruals are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Economic Entity.

Dividends payable are recognised when declared by the Economic Entity.

### (p) Share Capital

Ordinary share capital is recorded at value of consideration received. The costs of issuing shares are charged against the share capital. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

## 4. PROFIT FROM ORDINARY ACTIVITIES

Profit from ordinary activities before income tax is arrived at after taking into account:

| | Economic Entity 30 June 2002 $000 | Economic Entity 30 June 2001 $000 |
|---|---|---|
| **(a) Revenues from oil & gas operations** | | |
| Sales revenue | | |
| Liquefied Natural Gas and Domestic Gas | 292,395 | 327,361 |
| Condensate | 166,303 | 174,320 |
| Oil – Laminaria | 241,246 | 473,345 |
| Oil – NWS | 146,159 | 146,953 |
| Oil – Legendre | 92,193 | 15,101 |
| Liquefied Petroleum Gas | 14,304 | 21,595 |
| | 952,600 | 1,158,675 |
| LNG ship charter revenue | 24,420 | 24,674 |
| Total revenues from oil & gas operations | 977,020 | 1,183,349 |
| **(b) Cost of sales** | | |
| Cost of Production | | |
| Production costs | (90,031) | (75,134) |
| Royalty and excise | (90,822) | (118,464) |
| Petroleum Resource Rent Tax | (72,555) | - |
| Third party gas purchases | (2,914) | - |
| Insurance | (13,017) | (3,802) |
| Product inventory movement | 21,385 | 4,432 |
| | (247,954) | (192,968) |
| Shipping and Marketing Costs | | |
| LNG shipping | (44,182) | (43,184) |
| Other liquids shipping | (1,101) | (3,031) |
| Marketing | (4,105) | (3,360) |
| | (49,388) | (49,575) |
| Depreciation | | |
| Land and buildings | (5,260) | (5,188) |
| Plant and equipment | (92,737) | (111,211) |
| Marine vessels and carriers | (749) | (6,004) |
| | (98,746) | (122,403) |
| Amortisation | | |
| Exploration, evaluation and development | (52,063) | (52,461) |
| Provision for restoration of operating locations | (8,555) | (10,599) |
| Total cost of sales | (456,706) | (428,006) |
| **Gross profit** | 520,314 | 755,343 |

| | | Economic Entity | |
|---|---|---|---|
| | | 30 June 2002 $000 | 30 June 2001 $000 |
| **4.** | **PROFIT FROM ORDINARY ACTIVITIES (Cont.)** | | |
| **(c)** | **Other revenues from ordinary activities** | | |
| | Interest revenue | 15,565 | 13,344 |
| | Dividends | (70) | (100) |
| | Management and other fees | 18,141 | 16,764 |
| | Proceeds on sale of assets (See Note 6) | | |
| | Exploration, evaluation & development | - | 212,164 |
| | Property, plant and equipment | 1,513 | 275 |
| | Total other revenues from ordinary activities | 35,149 | 242,447 |
| **(d)** | **Share of associates' net profit/(loss)** | (3,155) | (331) |
| **(e)** | **Borrowing costs** | | |
| | Interest expense | (37,840) | (56,373) |
| | Borrowing costs (interest) capitalised | 6,990 | - |
| | Other debt servicing costs | (625) | (805) |
| | Amortisation of debt establishment costs | (477) | (387) |
| | | (31,952) | (57,565) |

| | Economic Entity 30 June 2002 $000 | Economic Entity 30 June 2001 $000 |
|---|---|---|
| **4. PROFIT FROM ORDINARY ACTIVITIES (Cont.)** | | |
| **(f) Other expenses from ordinary activities** | | |
| Exploration incurred and expensed in current year | (27,680) | (18,139) |
| Corporate | | |
| Administration | (12,209) | (8,028) |
| Depreciation – land & buildings | (14) | (8) |
| Depreciation – plant & equipment | (5,163) | (3,521) |
| | (17,386) | (11,557) |
| New business development | (26,660) | (10,308) |
| Takeover response (including internal costs) | - | (21,080) |
| Other costs | | |
| Diminution in value of investments (See Note 6) | (92,560) | - |
| Exchange fluctuations | | |
| Cash balances | 521 | 18,068 |
| Other items (including fx hedges) | (30,135) | (73,629) |
| Financial instruments no longer specific hedges | 116 | (25,286) |
| Written down value of assets sold (see Note 6) | | |
| Exploration, evaluation & development | - | (37,646) |
| Property, plant and equipment | (3,222) | (390) |
| Other | (9,337) | (5,067) |
| | (134,617) | (123,950) |
| Total other expenses from ordinary activities | (206,343) | (185,034) |
| **Profit from ordinary activities before income tax** | 314,013 | 754,860 |

| | Economic Entity | |
|---|---|---|
| | 30 June 2002 $000 | 30 June 2001 $000 |
| **5. INCOME TAX** | | |
| The reconciliation of the prima facie tax charge on operating profit with the income tax expense in the Statement of Financial Performance is as follows: | | |
| Prima facie income tax on the operating profit at 30% (2001:30%) | 94,204 | 226,458 |
| **Permanent differences:** | | |
| Non-allowable depreciation | 1,799 | 1,746 |
| Non-deductible E&E write offs and disposals | 148 | 664 |
| Research and development incentive | (61) | - |
| Capital losses on diminution in value of investments | 27,767 | - |
| Non-assessable gain on sale of Greater Sunrise interest | - | (63,860) |
| Other | (3,957) | 12,637 |
| Different international tax rates | (917) | - |
| Under/(over) provision in previous years | (2,040) | (2,953) |
| Income tax expense attributable to profit from ordinary activities | 116,943 | 174,692 |
| **Income tax expenses comprises:** | | |
| Provision attributable to future years | | |
| Deferred tax liability | (15,949) | 97,505 |
| Future income tax benefit | (1) | - |
| Current income tax payable | 132,893 | 77,187 |
| Income tax expense | 116,943 | 174,692 |

| | Economic Entity | |
|---|---|---|
| | 30 June 2002 $000 | 30 June 2001 $000 |

## 6. SPECIFIC ITEMS WITHIN PROFIT FROM ORDINARY ACTIVITIES

Profit from ordinary activities after income tax, *includes* the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity:

**(a) Individually significant items**

| | 30 June 2002 $000 | 30 June 2001 $000 |
|---|---|---|
| (i) Sale of interests in Greater Sunrise gas and condensate fields proceeds | - | 212,164 |
| Book value of carried forward exploration & evaluation expenditure disposed | - | (37,646) |
| | - | 174,518 |
| Applicable income tax benefit | - | 11,294 |
| | - | 185,812 |
| (ii) Diminution in value of investment in Oil Search to recoverable amount | (92,560) | - |
| Applicable income tax benefit | - | - |
| | (92,560) | - |

**(b) Gains (losses) from sale of assets**

| | 30 June 2002 $000 | 30 June 2001 $000 |
|---|---|---|
| Exploration, evaluation and development | - | - |
| Property, plant and equipment | (1,709) | (114) |
| Total gains / (losses) on sale of assets | (1,709) | (114) |

## 7. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share are identical

| | 30 June 2002 | 30 June 2001 |
|---|---|---|
| Basic earnings per share (cents) | 29.6 | 87.0 |
| Weighted average number of shares on issue | 666,666,667 | 666,666,667 |

| | | Economic Entity | |
|---|---|---|---|
| | | 30 June 2002 $000 | 30 June 2001 $000 |
| **8.** | **DIVIDENDS PAID OR PROVIDED FOR** | | |

**Note**: Effective 30 June 2002 Woodside has early adopted AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets". As a consequence no provision is recognised for dividends declared after period end (see Note 36).

| | | 30 June 2002 $000 | 30 June 2001 $000 |
|---|---|---|---|
| (a) | **Current Financial Year** | | |
| | 2001 Interim dividend provided 14 cents franked | - | 93,333 |
| | 2001 Special interim dividend provided 10 cents franked | - | 66,667 |
| | | - | 160,000 |
| (b) | **Previous Financial Year** | | |
| | Final dividend paid 46 cents (2001: 60 cents) franked | 306,667 | 400,000 |
| | | 306,667 | 400,000 |
| (c) | **Franking Credits** | | |
| | The tax rate at which dividends have or will be franked is 30% (2001: 30%). The amount of franking credits available for the subsequent financial year are: | | |
| | Franking credits available following payment of tax and dividends in respect of previous period | 454,942 | 173,203 |
| | Franking credits arising from instalments of tax paid in respect of current year | 164,974 | 128,665 |
| | Franking credits arising from received franked dividends | - | - |
| | Franking debits arising from the payment of interim dividends | - | - |
| | Franking account balance as at the end of the period | 619,916 | 301,868 |

## 8. DIVIDENDS PAID OR PROVIDED FOR (Cont.)

### (c) Franking Credits (Cont.)

| | Economic Entity 30 June 2002 $000 | Economic Entity 30 June 2001 $000 |
|---|---|---|
| Franking account balance as at the end of the period | 619,916 | 301,868 |
| Franking credits that will arise from the payment of income tax payable as at the end of the period | 166,318 | 74,209 |
| Franking credits that will arise from the receipt of franked dividends | - | - |
| Franking debits that will arise from the payment of dividends as at the end of the period | - | (160,000) |
| Franking account balance after payment of tax and dividends | 786,234 | 216,077 |

From 1 July 2002 the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after tax profits.

As a result the "franking credits available" were converted from $786,234,000 to $336,957,000 as at 1 July 2002. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

| | | Economic Entity 30 June 2002 $000 | Economic Entity 31 December 2001 $000 |
|---|---|---|---|
| **9.** | **RECEIVABLES (CURRENT)** | | |
| | Trade debtors | 158,886 | 251,206 |
| | Other debtors | 153,582 | 162,955 |
| | Dividend receivable | - | 9,239 |
| | Accrued interest income | 2,592 | 3,590 |
| | | 315,060 | 426,990 |
| **10.** | **INVENTORIES (CURRENT)** | | |
| | Petroleum products at cost | | |
| | Work in progress | 374 | 264 |
| | Finished stocks | 33,168 | 11,892 |
| | Warehouse stores and materials at cost | 12,015 | 22,807 |
| | | 45,557 | 34,963 |
| **11.** | **OTHER FINANCIAL ASSETS (CURRENT)** | | |
| | Unrealised cost on open oil price hedges | 90,662 | 88,280 |
| | Unrealised cost on open fx hedges | 18,261 | 79,092 |
| | Unrealised receivable on open interest rate hedges | 2,196 | 901 |
| | Unrealised cost on gas purchase commitments | 4,667 | 4,291 |
| | | 115,786 | 172,564 |
| **12.** | **OTHER ASSETS (CURRENT)** | | |
| | Deferred cost on realised oil price hedge settlements | 16,518 | 26,126 |
| | Deferred premiums on oil and fx options | 2,185 | 5,012 |
| | Prepayments | 8,955 | 10,418 |
| | | 27,658 | 41,556 |
| **13.** | **RECEIVABLES (NON-CURRENT)** | | |
| | Advances to other entities | 28,450 | 27,500 |
| | Loans for employee share plan | 137,900 | 103,100 |
| | Other | 209,293 | 220,717 |
| | | 375,643 | 351,317 |
| **14.** | **INVENTORIES (NON-CURRENT)** | | |
| | Warehouse stores and materials at cost | 8,199 | 4,365 |

| | Economic Entity 30 June 2002 $000 | Economic Entity 31 December 2001 $000 |
|---|---|---|
| **15. EQUITY ACCOUNTED INVESTMENTS** | | |
| Investments – at equity accounted amount | | |
| Ceramic Fuel Cells Limited (Fuel cell development, 32%) | 27,472 | 31,033 |
| Adesi Solutions (Provision of SAP support services, 50%) | 280 | 1,811 |
| HR Connect Pty Ltd (Recruitment and personnel agency 33%) | 365 | 179 |
| | 28,117 | 33,023 |
| **16. OTHER FINANCIAL ASSETS (NON CURRENT)** | | |
| **Investments – Not equity accounted** | | |
| Shares in listed entities – at cost | | |
| Oil Search Limited (Oil & Gas, 6.88%) | 152,491 | 152,491 |
| Less: Provision for diminution in value (see Note 6) | (92,560) | - |
| | 59,931 | 152,491 |
| Hardman Resources (Oil & Gas, 9.88%) | 38,437 | 38,437 |
| | 98,368 | 190,928 |
| Shares in unlisted entities – at cost | | |
| Pulse/Edgecap (Energy retail & trading, 10%) – see Note 36 | 3,200 | 3,200 |
| Ocean Power Technologies Inc. (Wave energy power systems, 5%) | 5,825 | 5,825 |
| Ocean Power Technologies(Australasia) Pty Ltd (Wave energy power systems, 11.76%) | 2,000 | 2,000 |
| | 11,025 | 11,025 |
| Other entities | 2,826 | 2,826 |
| Less: Provision for diminution in value | (2,772) | (2,772) |
| | 54 | 54 |
| Total investments | 109,447 | 202,007 |
| Financial instruments (hedges) - at mark to market | | |
| Unrealised cost on open oil price hedges | 31,570 | 13,514 |
| Unrealised cost on open fx hedges | 15,226 | 69,785 |
| Unrealised receivable on open interest rate hedges | 3,432 | 1,832 |
| | 50,228 | 85,131 |
| Other financial assets | | |
| Greenhouse gas options – at cost | 1,204 | 1,204 |
| Unrealised cost on gas purchase commitments - at fair value | 23,463 | 23,019 |
| | 24,667 | 24,223 |
| | 184,342 | 311,361 |

| | Economic Entity | |
|---|---|---|
| | 30 June 2002 $000 | 31 December 2001 $000 |
| **17. EXPLORATION, EVALUATION AND DEVELOPMENT (NON CURRENT)** | | |
| **Areas of interest in the exploration and/or evaluation phase at cost** [main discoveries noted in brackets] | | |
| Browse [Scott Reef, Brecknock, Brecknock South] | 61,486 | 60,421 |
| Carnarvon [Vincent, Enfield, Laverda] | 233,475 | 197,390 |
| Timor Sea [Greater Sunrise, Blacktip, Audacious] | 148,720 | 129,300 |
| Great Australian Bight | 9,245 | 9,235 |
| Victoria (Gippsland [Basker, Manta, Gummy, Kipper], Otway [Geographe, Thylacine]) | 134,579 | 126,176 |
| Gulf of Mexico [Timberwolf, Neptune] | 110,369 | 109,699 |
| Mauritania [Chinguetti] | 98,283 | 89,013 |
| Algeria [Boukhechba] | 9,687 | 9,278 |
| Total exploration and/or evaluation phase | 805,844 | 730,512 |
| **Areas of interest in the development phase at cost** [underpinning development project noted in brackets] | | |
| Carnarvon [NWS Gas] | 265,354 | 248,075 |
| Timor Sea | - | 29 |
| Total development phase | 265,354 | 248,104 |
| **Areas of interest in the production phase at cost** [underpinning production business noted in brackets] | | |
| Carnarvon [NWS Gas & Oil, Aust. Oil - Legendre] | 556,627 | 556,576 |
| Less: Accumulated amortisation | (265,124) | (240,366) |
| | 291,503 | 316,210 |
| Timor Sea [Aust. Oil - Laminaria] | 335,426 | 334,898 |
| Less: Accumulated amortisation | (189,522) | (162,216) |
| | 145,904 | 172,682 |
| Total production phase | 437,407 | 488,892 |
| Total exploration, evaluation and development expenditure | 1,508,605 | 1,467,508 |

| | Economic Entity 30 June 2002 $000 | Economic Entity 31 December 2001 $000 |
|---|---|---|
| **18. PROPERTY, PLANT AND EQUIPMENT (NON CURRENT)** | | |
| **Completed assets** | | |
| Freehold land and buildings at cost | 230,946 | 230,920 |
| Less: Accumulated depreciation | (114,703) | (111,082) |
| | 116,243 | 119,838 |
| Leasehold land and buildings at cost | 81,316 | 81,316 |
| Less: Accumulated amortisation | (45,943) | (44,464) |
| | 35,373 | 36,852 |
| Total land and buildings | 151,616 | 156,690 |
| Plant and equipment at cost | 3,482,385 | 3,402,922 |
| Less: Accumulated depreciation | (1,632,027) | (1,534,770) |
| Total plant and equipment | 1,850,358 | 1,868,152 |
| Marine vessels and carriers at cost | 252,570 | 257,470 |
| Less: Accumulated depreciation | (113,388) | (114,438) |
| Total marine vessels and carriers | 139,182 | 143,032 |
| Total completed assets | 2,141,156 | 2,167,874 |
| **Assets under construction** | | |
| Land and buildings at cost | 1,280 | 1,148 |
| Plant and equipment at cost | 475,058 | 405,135 |
| Marine vessels and carriers at cost | 10,329 | 10,329 |
| Total assets under construction | 486,667 | 416,612 |
| Total property, plant and equipment | 2,627,823 | 2,584,486 |

| | | Economic Entity | |
|---|---|---|---|
| | | 30 June 2002 $000 | 31 December 2001 $000 |
| **19.** | **TAX ASSETS (NON-CURRENT)** | | |
| | Future income tax benefit | 401 | 402 |
| **20.** | **OTHER ASSETS (NON-CURRENT)** | | |
| | Debt establishment costs | 11,560 | 11,560 |
| | Less: Accumulated amortisation | (4,124) | (3,647) |
| | | 7,436 | 7,913 |
| | Deferred exchange loss on borrowings | 338,846 | 511,191 |
| | Deferred cost of settled interest rate hedges | 2,819 | 3,063 |
| | Prepayments | 3,409 | 3,608 |
| | | 352,510 | 525,775 |
| **21.** | **PAYABLES (CURRENT)** | | |
| | Trade creditors | 142,769 | 240,011 |
| | Other creditors | 91,972 | 89,608 |
| | Interest payable | 22,844 | 25,322 |
| | | 257,585 | 354,941 |
| **22.** | **TAX LIABILITIES (CURRENT)** | | |
| | Income tax payable | 71,279 | 94,658 |
| **23.** | **PROVISIONS (CURRENT)** | | |
| | Dividend payable (see Note 36) | - | 306,667 |
| | Employee entitlements | 60,990 | 53,727 |
| | | 60,990 | 360,394 |

| | | Economic Entity | |
|---|---|---|---|
| | | 30 June 2002 $000 | 31 December 2001 $000 |
| **24.** | **OTHER LIABILITIES (CURRENT)** | | |
| | Unrealised liability on open oil price hedges | 93,269 | 102,164 |
| | Unrealised liability on open fx hedges | 18,261 | 79,092 |
| | Unrealised liability on gas purchase commitments | 4,667 | 4,291 |
| | Unrealised revenue on open interest rate hedges | 73 | 504 |
| | Unearned revenue | 6,883 | 18,551 |
| | | 123,153 | 204,602 |
| **25.** | **INTEREST BEARING LIABILITIES (NON-CURRENT)** | | |
| | Corporate facility (USD) | 441,384 | 488,854 |
| | Bonds (USD) | 971,045 | 1,075,479 |
| | Bilaterals (USD) | 158,899 | 97,771 |
| | | 1,571,328 | 1,662,104 |
| **26.** | **DEFERRED TAX LIABILITIES (NON-CURRENT)** | | |
| | Deferred income tax liability | 629,116 | 645,065 |
| **27.** | **PROVISIONS (NON-CURRENT)** | | |
| | Restoration of operating locations | 98,398 | 89,843 |
| | Employee entitlements | 8,610 | 6,989 |
| | Directors' retiring allowance | 1,746 | 1,591 |
| | | 108,754 | 98,423 |
| **28.** | **OTHER LIABILITIES (NON-CURRENT)** | | |
| | Unrealised liability on open oil price hedges | 31,962 | 14,717 |
| | Unrealised liability on open fx hedges | 15,225 | 69,785 |
| | Unrealised liability on gas purchase commitments | 23,463 | 23,019 |
| | Unrealised revenue on open interest rate hedges | 3,432 | 1,832 |
| | Deferred revenue on settled interest rate hedges | 731 | 772 |
| | Unearned revenue | 28,139 | 30,380 |
| | | 102,952 | 140,505 |

| | Economic Entity | |
|---|---|---|
| | 30 June 2002 $000 | 31 December 2001 $000 |
| **29. CONTRIBUTED EQUITY** | | |
| 666,666,667 ordinary shares | 708,291 | 708,291 |
| **30. RESERVES** | | |
| Capital profits | 81,907 | 81,907 |
| **31. RETAINED PROFITS** | | |
| ***Movements in retained profits*** | | |
| Balance at the beginning of the half year | 1,763,976 | 1,321,090 |
| Net profits attributable to the members of Woodside Petroleum Ltd. for the half year | 197,070 | 580,168 |
| Dividends declared | - | (160,000) |
| Balance at the end of the half year | 1,961,046 | 1,741,258 |
| Movements for the period 1 July 2001 to 31 December 2001 | | |
| Net profits attributable to the members of Woodside Petroleum Ltd. | | 329,385 |
| Dividends declared | | (306,667) |
| Balance at the end of the previous financial year | | 1,763,976 |

## 32. NOTE TO THE STATEMENT OF CASH FLOWS

### (a) Reconciliation of net cash from operating activities to operating profit after income tax

| | Economic Entity 30 June 2002 $000 | Economic Entity 30 June 2001 $000 |
|---|---|---|
| ***Operating profit after income tax*** | 197,070 | 580,168 |
| Depreciation and amortisation | 156,463 | 178,393 |
| Exchange (gains)/losses on cash balances | (521) | (18,068) |
| Exchange (gains)/losses on loan revaluation | 7,434 | 419 |
| (Profit)/loss on sales of property, plant and equipment | 1,709 | 114 |
| (Profit)/loss on sales of exploration, evaluation and development | - | (174,518) |
| Unearned income | (13,909) | (13,360) |
| Share of associates net (profit)/loss | 3,155 | 331 |
| Diminution in value of investments | 92,560 | - |
| ***Decrease/(increase) in assets*** | | |
| Trade debtors | 92,320 | 96,870 |
| Interest receivable | (997) | (1,125) |
| Prepayments | 1,662 | (2,934) |
| Dividends receivable | 9,239 | 9,886 |
| Inventories | (14,428) | (4,451) |
| Other assets | 64,510 | (280,621) |
| ***(Decrease)/increase in liabilities*** | | |
| Income tax – current liability | (23,379) | (164,725) |
| Income tax – deferred liability | (15,949) | 97,505 |
| Provisions | 17,594 | 17,826 |
| Creditors and other items | (47,808) | (47,328) |
| **Net cash from operating activities** | 526,725 | 274,382 |

### (b) Components of Cash

| | 30 June 2002 $000 | 31 December 2001 $000 | 30 June 2001 $000 |
|---|---|---|---|
| Cash | 8,282 | 27,604 | 9,520 |
| Commercial Paper | - | 30,000 | - |
| Money market deposits | 78,418 | 102,952 | 84,572 |
| **Net Cash** | 86,700 | 160,556 | 94,092 |

## 33. SEGMENT REPORTING

### (a) Business Segments

The consolidated entity has the following reportable segments.

**North West Shelf Ventures**
Exploration, evaluation, development and production (LNG, Domgas, Condensate, LPG and Crude Oil) from the North West Shelf Venture

**Australian Oil**
Exploration, evaluation, development, production and sale of crude oil, in assigned permit areas and from the Laminaria and Legendre developments

**Group and Unallocated**
This segment comprises the activities undertaken by all other business units and corporate costs

### (b) Geographical Segments

The consolidated entity's divisions operate in two main geographical segments

**Australia**
The main operating activities of the entity, producing assets and a significant portion of sales are within Australia.

**Asia**
The majority of the entity's sales are made to customers within this region

**Other**
Exploration, evaluation and development activities outside of Australia ie. Mauritania, Senegal, Algeria and Gulf of Mexico. It also reflects sales to customers in the US.

### (c) Segment accounting policies

Segment accounting policies are the same as the consolidated entity's policies described in Notes 1, 2 and 3.

## 33. SEGMENT REPORTING (Continued)

### Primary Reporting – Business Segments

| | North West Shelf Ventures | | Australian Oil | | Group and Unallocated | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | 2002 $000 | 2001 $000 | 2002 $000 | 2001 $000 | 2002 $000 | 2001 $000 | 2002 $000 | 2001 $000 |
| **Revenue** | | | | | | | | |
| Revenue from oil & gas operations | **643,100** | 694,903 | **333,920** | 488,446 | **-** | - | **977,020** | 1,183,349 |
| **Cost of Sales** | | | | | | | | |
| Production costs | **(61,729)** | (47,938) | **(22,848)** | (26,566) | **-** | - | **(84,577)** | (74,504) |
| Royalties, Excise and PRRT | **(85,578)** | (117,646) | **(77,799)** | (818) | **-** | - | **(163,377)** | (118,464) |
| Shipping and marketing | **(48,045)** | (45,897) | **(1,343)** | (3,678) | **-** | - | **(49,388)** | (49,575) |
| Depreciation and amortisation | **(56,964)** | (78,133) | **(93,845)** | (96,731) | **-** | - | **(150,809)** | (174,864) |
| Restoration provision | **(6,123)** | (6,988) | **(2,432)** | (3,611) | **-** | - | **(8,555)** | (10,599) |
| Total cost of sales | **(258,439)** | (296,602) | **(198,267)** | (131,404) | **-** | - | **(456,706)** | (428,006) |
| **Gross Profit** | **384,661** | 398,301 | **135,653** | 357,042 | **-** | - | **520,314** | 755,343 |
| Other revenue | **1,569** | 248 | **3,499** | 6,028 | **30,081** | 236,171 | **35,149** | 242,447 |
| Share of net profit of equity accounted associates | **-** | - | **-** | - | **(3,155)** | (331) | **(3,155)** | (331) |
| Borrowing costs expensed | **-** | - | **-** | - | **(31,952)** | (57,565) | **(31,952)** | (57,565) |
| Other expenses from ordinary activities | **(3,714)** | (24,026) | **187** | (5,894) | **(202,816)** | (155,114) | **(206,343)** | (185,034) |
| **Segment result** | **382,516** | 374,523 | **139,339** | 357,176 | **(207,842)** | 23,161 | **314,013** | 754,860 |
| Income tax expense | | | | | | | **(116,943)** | (174,692) |
| **Net profit** | | | | | | | **197,070** | 580,168 |
| **Segment Assets** | **2,610,824** | 2,940,350 | **1,063,769** | 1,528,390 | **2,001,808** | 1,954,908 | **5,676,401** | 6,423,648 |
| **Segment Liabilities** | **312,938** | 533,257 | **233,160** | 292,107 | **2,379,059** | 3,066,828 | **2,925,157** | 3,892,192 |
| **Other segment information** | | | | | | | | |
| Associates & other investments | **-** | - | **-** | - | **137,564** | 183,997 | **137,564** | 183,997 |
| Acquisition of property, plant and equipment, intangible assets and other non-current assets (excluding exploration) | **57,887** | 46,931 | **68,095** | 50,551 | **70,791** | 89,823 | **196,773** | 187,305 |
| Non-cash expenses other than depreciation and amortisation | **67,435** | 94,182 | **102,737** | 42,170 | **178,765** | 173,352 | **348,937** | 309,704 |

### Secondary Reporting – Geographical Segments

| | Australia | | Asia | | Other | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | 2002 $000 | 2001 $000 | 2002 $000 | 2001 $000 | 2002 $000 | 2001 $000 | 2002 $000 | 2001 $000 |
| **Segment Revenue** | **171,975** | 229,550 | **701,251** | 915,477 | **103,794** | 38,322 | **977,020** | 1,183,349 |
| **Segment Assets** | **4,804,765** | 5,512,352 | **228,713** | 508,015 | **642,923** | 403,281 | **5,676,401** | 6,423,648 |
| **Other Segment Information** | | | | | | | | |
| Acquisition of property, plant and equipment, intangible assets and other non-current assets | **145,889** | 127,508 | **-** | - | **50,883** | 59,797 | **196,772** | 187,305 |

## 34. CHANGE IN COMPOSITION OF THE ECONOMIC ENTITY

Since the last annual reporting annual date, there have been no significant changes in the composition of the Economic Entity.

## 35. CONTINGENT ASSETS AND LIABILITIES

Since the last annual reporting date, the following contingent liabilities have changed.

**(a)** The Economic Entity has guarantees of $4,000,000 (December 2001: $3,500,000) in place in relation to workers' compensation.

**(b)** In accordance with the terms and conditions of the employee share plan, loans to employees are non-recourse. The Economic Entity is therefore potentially exposed to losses on termination of employees dependent upon the market value of the shares at that time. The total exposure as at 30 June 2002 based on the market price of Woodside Petroleum Ltd. shares of $13.15 (December 2001: $13.39) is $5.80 million (December 2001: $3.64 million). On the assumption of normal employee turnover the exposure in the coming year would be $0.29 million (December 2001: $0.18).

There have been no other changes to contingent liabilities and contingent assets.

## 36. SUBSEQUENT EVENTS

### (a) Dividends

On 15 August 2002 Woodside declared an interim dividend of 16 cents per share fully franked (2001: 14 cents fully franked) and a Special Interim dividend of 5 cents per share fully franked (2001: 10 cents fully franked).

These dividends will be payable to shareholders registered on 27 August 2002 and will be paid on 5 September 2002.

### (b) Pulse/Edgecap

On 2 July 2002, Woodside, together with the other shareholders of Pulse Energy Pty Ltd and EdgeCap Pty Ltd, announced the sale of Pulse Energy and EdgeCap to AGL.

After Pulse's repayment of external financing, the amount received by Woodside from the sale of its interests in Pulse and EdgeCap is not materially different from the book value of those investments.

### (c) China LNG Contract

In August 2002, the North West Shelf Venture was chosen by The People's Republic of China as the sole supplier to the country's first LNG project in the Guangdong Province. The supply is for 3+ million tonnes of LNG per year (Woodside share 16.67%) for 25 years starting around 2005-06. Woodside will now be optimising the design of facilities to supply this new contract and a final investment decision is expected with respect to a 5th LNG train by Q4 2003.

## DIRECTORS' DECLARATION

In accordance with a resolution of directors of Woodside Petroleum Ltd., we state that -

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity:

(i) give a true and fair view of the financial position as at 30 June 2002 and the performance for the half-year ended on that date of the consolidated entity; and

(ii) comply with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

For and on behalf of the Board

Director
Melbourne, 15 August 2002

Director
Melbourne, 15 August 2002

ERNST & YOUNG

■ Central Park
152 St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

■ Tel 61 8 9429 2222
Fax 61 8 9429 2436

**INDEPENDENT REVIEW REPORT**

To the members of Woodside Petroleum Ltd.

**Scope**

We have reviewed the financial report of Woodside Petroleum Ltd. for the half-year ended 30 June 2002, set out on pages 14 to 44, including the Directors' Declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising Woodside Petroleum Ltd. and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report. We have conducted an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements and statutory requirements in Australia, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to inquiries of the disclosing entity's personnel and analytical review procedures applied to financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

**Review Statement**

As a result of our review, we have not become aware of any matter that makes us believe that the half-year financial report of Woodside Petroleum Ltd. is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2002 and its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001;

(b) other mandatory professional reporting requirements.

Ernst & Young

J P Dowling
Partner
Perth
Date: 15 August 2002

JPD:HL:WOODSIDE:070

**Registered Office**

Woodside Petroleum Ltd.
No. 1 Adelaide Terrace
PERTH WA 6000

Ph: +61 8 9348 4000
Fax: +61 8 9348 4142

Requests for information on the Company can be directed to the Company Secretary.

Woodside Website:
http:\\www.woodside.com.au

**Share Registry**

It is important that shareholders notify the Share Registry immediately in writing, if there is any change in their registered address:

The Share Registry is Computershare Investor Services Pty Limited, located at:

Level, 2 Reserve Bank Building
45 St George's Terrace
Perth Western Australia 6000

Telephone: 1300 557 010
Facsimile: +61 8 9323 2033
perth.services@computershare.com.au
Website: www.computershare.com